Filed pursuant to Rule 424(b)(3)
                                                Registration number 333-132978

                                17,149,328 Shares
                            BASELINE OIL & GAS CORP.
                                  Common Stock

      This prospectus relates to the resale of up to 17,377,328 shares of our common stock, $.001 par value per share ("Common Stock"), by the selling security holders listed in the prospectus commencing on page 13, consisting of
(i) 9,131,818 shares of common stock presently outstanding and held by selling security holders, (ii) 445,920 shares of common stock issued to certain selling stockholders in connection with certain penalties under a registration rights agreement, (iii) up to 5,462,500 shares of common stock that may be issuable upon conversion of convertible notes (including interest accruing on such convertible notes) and (iv) up to 2,109,090 shares of our common stock that are issuable upon exercise of stock options and common stock purchase warrants.

      The transactions in which the selling security holders acquired the shares of Common Stock covered by this prospectus are described in the section of this prospectus entitled "Selling Security Holders."

      We changed our name from College Oak Investments, Inc. to Baseline Oil & Gas Corp. on January 17, 2006.

      The selling security holders, by themselves or through brokers and dealers, may offer and sell the shares at prevailing market prices or in transactions at negotiated prices. We will not receive any proceeds from the selling security holders' resale of the shares of Common Stock. The selling security holders will receive all proceeds from such sales. We will, in the ordinary course of business, receive proceeds from the issuance of our Common Stock upon exercise of the stock options and common stock purchase warrants.

      It is not possible to determine the price to the public in any sale of the shares of Common Stock by the selling security holders and the selling security holders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares. Accordingly, the selling security holders will determine the public offering price, the amount of any applicable underwriting discounts and commissions and the net proceeds at the time of any sale. The selling security holders will pay any underwriting discounts and commissions. The selling security holders, and the brokers through whom sales of the securities are made, will be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, referred to herein as the "Securities Act".

      Our Common Stock is traded on the OTC Bulletin Board under the symbol "BOGA". On October 5, 2006 the average of the high and low sale prices of our Common Stock on the OTC Bulletin Board was $0.70.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information from that contained in this prospectus. The selling security holders are offering to sell and seeking offers to buy shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock.

      No person is authorized in connection with this prospectus to give any information or to make any representations about us, the selling security holders, the securities or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us or any selling security holder. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstances under which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus.

                 The date of this prospectus is October 23, 2006

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PROSPECTUS SUMMARY                                                            1
RISK FACTORS                                                                  2
WHERE YOU CAN FIND MORE INFORMATION                                          12
USE OF PROCEEDS                                                              13
DETERMINATION OF OFFERING PRICE1                                             13
SELLING SECURITY HOLDERS                                                     13
PLAN OF DISTRIBUTION                                                         21
LEGAL PROCEEDINGS                                                            24
DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS              24
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND
EXECUTIVE OFFICERS AND RELATED SHAREHOLDER MATTERS                           26
DESCRIPTION OF SECURITIES                                                    27
LEGAL MATTERS                                                                27
EXPERTS                                                                      28
INDEMNIFICATION OF DIRECTORS AND OFFICERS                                    28
DESCRIPTION OF BUSINESS                                                      28
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION                    33
DESCRIPTION OF PROPERTY                                                      34
CERTAIN RELATIONSHIPS AMD RELATED TRANSACTIONS                               35
MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS                                                          35
EXECUTIVE COMPENSATION                                                       36
FINANCIAL STATEMENTS                                                        F-1

                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Common Stock. You should read the entire prospectus, including "Risk Factors" and the consolidated financial statements and the related notes before making an investment decision.

      In this prospectus, the "Company" and terms such as "we," "us" and "our," refer to Baseline Oil & Gas Corp., a Nevada corporation.

                                   Our Company

      We were incorporated in the State of Nevada on February 3, 2004 as College Oak Investments, Inc. We changed our name on January 17, 2006 to Baseline Oil & Gas Corp. On April 6, 2005, we entered into a merger transaction with Coastal Energy Services, Inc., a Delaware corporation, as described below under "Business - Development of Business", which resulted in a change in control of our Company. As described below under "Business - New Albany", as of November 25, 2005, we entered into a joint venture agreement with Rex Energy Operating Corp. ("Rex Energy") with respect to New Albany-Indiana, LLC, a Delaware limited liability company of which we own 50% of the outstanding membership interests ("New Albany" or the "LLC"). We are a non-managing member of New Albany. New Albany owns working interests in certain oil and gas leases covering approximately 138,500 acres in the State of Indiana. See "Description of Business -New Albany".

      On June 8, 2006, we entered into a Mutual Termination Agreement with Rex Energy and certain of its affiliates (collectively, the "Rex Parties"), pursuant to which we and the Rex Parties mutually terminated (i) that certain purchase agreement between us, dated January 16, 2006, and (ii) that certain stock agreement, dated January 16, 2006 (as amended on March 10, 2006). See "Business
- Termination of Rex Agreement".

      Our principal offices are at 20022 Creek Farm, San Antonio, Texas 78259 and our telephone number is (210) 481-5177.

                                  The Offering

      This prospectus relates to the resale by selling security holders of up to 17,149,328 shares of our Common Stock, consisting of (i) 9,131,818 shares of common stock presently outstanding and held by selling security holders, (ii) 445,920 shares of common stock issued to certain selling stockholders in connection with certain penalties under a registration rights agreement, (iii) up to 5,462,500 shares of common stock that may be issuable upon conversion of convertible notes (including interest accruing on such convertible notes) and
(iv) up to 2,109,090 shares of our common stock that are issuable upon exercise of stock options and common stock purchase warrants.

      The issuances of such securities to the selling security holders was made in reliance upon exemptions from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act for private transactions. Additional information concerning the transactions in which the rights to acquire the shares covered by this prospectus were obtained by the selling security holders are set forth in the section of this prospectus entitled "Selling Security Holders."

                        Sales By Selling Security Holders

      The selling security holders may offer the Common Stock pursuant to this prospectus in varying amounts and transactions so long as this prospectus is then current under the rules of the SEC and we have not withdrawn the registration statement. The offering of Common Stock may be through the facilities of the OTC Bulletin Board or such other exchange or reporting system where the Common Stock may be traded. Brokerage commissions may be paid or discounts allowed in connection with such sales; however, it is anticipated that the discounts allowed or commissions paid will be no more than the ordinary brokerage commissions paid on sales effected through brokers or dealers. To our knowledge, as of the date hereof, no one has made any arrangements with a broker or dealer concerning the offer or sale of the Common Stock. See "Plan of Distribution."

                             Outstanding Securities

      As of September 30, 2006, there were 30,271,818 shares of our Common Stock outstanding. On a fully-diluted basis, giving effect to and assuming the exercise or conversion of all of our options, warrants and derivative securities, we would have had outstanding an aggregate of approximately 50,143,408 shares of Common Stock as of September 30, 2006. These share numbers do not give effect to any shares issuable as a result of interest accruing on the outstanding convertible notes (estimated to be 712,500 shares for the 18 months following November 2005) or to any shares issuable as a result of our delay in registering shares held by selling security holders (373,920 shares through September 30, 2006).

      An investment in the shares of our Company is subject to a number of risks. We have set forth these risk factors below under the heading "Risk Factors" which you should carefully review.

                                  RISK FACTORS

      The reader should carefully consider each of the risks described below. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected and the trading price of the Common Stock could decline significantly.

Since we did not complete the Rex Energy asset acquisition transaction, our future business prospects and our future financial condition could be negatively impacted. Our decision not to complete such transaction could also adversely affect the price for our Common Stock.

o Since the Rex Energy asset acquisition transaction was not completed, we own only passive equity interests in a joint venture and the prospects for the growth of our business and increasing our revenues have been impaired. Also, we could lose access to capital resources to finance merger or acquisition transactions to which we may become a party.

o Certain costs relating to the Rex Energy asset acquisition transaction (such as legal, reserve engineering, accounting and financial advisory fees) were still payable by us even though the transaction was not completed.

o We do not have any operating business and are considered to be a "shell" company under the Securities Act. We are a non-managing 50% member of New Albany, which is an operating company. Our membership interests in New Albany constitute our only non-cash asset.

Conflicts of interests for certain members of the present management exist with regards to their obligations to the Company and their obligations to businesses in which they continue to own interests and manage.

      Mr. Alan Gaines is the Chairman and Chief Executive Officer of Dune Energy, Inc. ("Dune") and his employment with Dune is governed by an Employment Agreement dated as of May 12, 2005 (the "Gaines Employment Agreement"). The Gaines Employment Agreement is currently scheduled to expire on June 30, 2007. Pursuant to the terms of the Gaines Employment Agreement, Mr. Gaines is required to devote substantially all of his business time and efforts to the business of Dune. Furthermore, the Gaines Employment Agreement provides that during its term and for one year thereafter, Mr. Gaines may not directly or indirectly engage in any business involved in the exploration, drilling, or production of natural gas or oil, within any area owned by the Welder family of Victoria County, Texas. There can be no guarantee that Mr. Gaines will be able to devote adequate time to the affairs of the Company given his fiduciary and contractual obligations to Dune.

      The officers and directors of the Company are subject to the certain duties imposed on them under the Nevada law, including a general requirement that certain opportunities within the scope of the Company's proposed business operations which come to their attention may be considered opportunities that should be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer and director. If the Company or any of the other companies with which that officer or director is affiliated both desire to take advantage of an opportunity, then those officers and directors would abstain from negotiating and voting upon the business opportunity. Even in the event these procedures are followed, we cannot assure you that conflicts of interests among the Company, its officers and directors and Dune will not develop.

Risks Relating to the Business of New Albany and the Oil and Natural Gas
Industry.

Special geological characteristics of the New Albany Shale area will require New Albany to use less-common drilling technologies in order for its development efforts to be economically viable. The near-term focus of its development activities will be concentrated to a large degree in the New Albany Shale area, which exposes it to risks associated with prospect concentration.

      New Albany's development activities will be concentrated in the New Albany Shale area. New Albany Shale reservoirs are complex, often containing unusual features that are not well understood by drillers and producers. Successful operations in this area require specialized technical staff expertise in horizontal drilling, with respect to which New Albany has limited experience.

      The New Albany Shale contains vertical fractures. Results of past drilling in the New Albany Shale have been mixed and are generally believed to be related to whether or not a particular well bore intersects a vertical fracture. While wells have been drilled into the New Albany Shale for years, most of those wells have been drilled vertically. Where vertical fractures have been encountered, production has been better. It is expected that horizontal drilling will allow New Albany to encounter more fractures by drilling perpendicular to the fracture planes. While it is believed that the New Albany Shale is subject to some level of vertical fracturing throughout the Illinois Basin, certain areas will be more heavily fractured than others. If New Albany's area of interest is not subject to the level of vertical fracturing that it expects, then its plan for horizontal drilling might not yield the expected results.

      Gas and water are produced together from the New Albany Shale. Water is often produced in significant quantities, especially early in the producing life of a well. New Albany plans to dispose of this produced water by means of injecting it into other porous and permeable formations via disposal wells located adjacent to producing wells. If New Albany is unable to find such porous and permeable reservoirs into which to inject this produced water or if it is prohibited from injecting because of governmental regulation, then its cost to dispose of produced water could increase significantly, thereby affecting the economic viability of producing the New Albany Shale wells.

      The relative concentration of New Albany's near-term activities in the New Albany Shale means that any impairments or material reductions in the expected size of the reserves attributable to New Albany's wells, any material harm to the producing reservoirs from which these wells produce or any significant governmental regulation with respect to any of these wells, including curtailment of production or interruption of transportation of production, could have a material adverse effect on New Albany's financial condition and results of operations.

A substantial or extended decline in oil and natural gas prices may adversely affect New Albany's business, financial condition or results of operations and its ability to meet its capital expenditure obligations and financial commitments.

      The prices which New Albany receives for its oil and natural gas production heavily influence its revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices New Albany receives for its production, and the levels of its production, depend on numerous factors beyond its control. These factors include, but are not limited to, the following:

o     changes in global supply and demand for oil and natural gas;
o the actions of certain foreign states, such as the governments of Venezuela or Iran;
o     the price and quantity of imports of foreign oil and natural gas;
o political conditions, including embargoes, in or affecting other oil producing activities;
o the level of global oil and natural gas exploration and production activity;
o the level of global oil and natural gas inventories; production or pricing decisions made by the Organization of Petroleum Exporting Countries
      (OPEC);
o     weather conditions;
o     technological advances affecting energy consumption; and
o     the price and availability of alternative fuels.

      Lower oil and natural gas prices may not only decrease New Albany's revenues on a per unit basis but also may reduce the amount of oil and natural gas that New Albany can produce economically. Lower prices will also negatively impact the value of New Albany's proved reserves. A substantial or extended decline in oil or natural gas prices may materially and adversely affect its future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect New Albany's business, financial condition or results of operations.

      New Albany's future success will depend on the success of its exploitation, exploration, development and production activities. Its oil and natural gas exploration and production activities are subject to numerous risks beyond its control, including the risk that drilling will not result in commercially viable oil or natural gas production. Its decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Please read "- Reserve estimates depend on many assumptions that may turn out to be inaccurate" (below) for a discussion of the uncertainties involved in these processes. New Albany's costs of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

o delays imposed by or resulting from compliance with regulatory requirements;
o     pressure or irregularities in geological formations;
o     shortages of or delays in obtaining equipment and qualified personnel;
o     equipment failures or accidents;
o     adverse weather conditions;
o     reductions in oil and natural gas prices;
o     oil and natural gas property title problems; and
o     market limitations for oil and natural gas.

If oil and natural gas prices decrease, New Albany may be required to take write-downs of the carrying values of its oil and natural gas properties, negatively impacting the trading value of our securities.

      Accounting rules require that New Albany review periodically the carrying value of its oil and natural gas properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, New Albany may be required to write down the carrying value of its oil and natural gas properties. It is likely that the cumulative effect of such a write-down could also negatively impact the trading price of our securities.

      New Albany accounts for oil and gas properties using the successful efforts method of accounting. Under this method, all development costs and acquisition costs of proved properties are capitalized and amortized on a units-of-production basis over the remaining life of proved developed reserves and proved reserves, respectively. Costs of drilling exploratory wells are initially capitalized, but charged to expense if and when a well is determined to be unsuccessful. The risk that New Albany will be required to write down the carrying value of its oil and natural gas properties increases when oil and gas prices are low or volatile. In addition, write-downs would occur if New Albany were to experience sufficient downward adjustments to its estimated proved reserves or the present value of estimated future net revenues.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of New Albany's reserves.

      The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of New Albany's reported reserves. In order to prepare its estimates, it must project production rates and timing of development expenditures. It must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

      Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from New Albany's estimates. Any significant variance could materially affect the estimated quantities and present value of its reported reserves. In addition, it may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond its control.

Prospects that New Albany decide to drill may not yield oil or natural gas in commercially viable quantities.

      New Albany's prospects are in various stages of evaluation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable New Albany to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to New Albany's drilling prospects.

New Albany cannot control activities on properties that it does not operate and it is unable to ensure their proper operation and profitability.

      New Albany will not operate all of the properties in which it will own an interest. As a result, it has limited ability to exercise influence over, and control the risks associated with, the operations of these properties. The failure of an operator of New Albany's wells to adequately perform operations, an operator's breach of the applicable agreements or an operator's failure to act in ways that are in New Albany's best interests could reduce its production and revenues. The success and timing of its drilling and development activities on properties operated by others therefore depend upon a number of factors outside of its control, including the operator's

o     timing and amount of capital expenditures;
o     expertise and financial resources;
o     inclusion of other participants in drilling wells; and
o     use of technology.

The marketability of New Albany's natural gas production depends on facilities that it typically does not own or control, which could result in a curtailment of production and revenues.

      The marketability of New Albany's production will depend in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. It generally delivers natural gas through gas gathering systems and gas pipelines that it does not own under interruptible or short-term transportation agreements. Under the interruptible transportation agreements, the transportation of New Albany's gas may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system, or for other reasons as dictated by the particular agreements. New Albany's ability to produce and market natural gas on a commercial basis could be harmed by any significant change in the cost or availability of such markets, systems or pipelines.

New Albany's future acquisitions may yield revenues or production that vary significantly from its projections.

      In acquiring producing properties, New Albany will assess the recoverable reserves, future natural gas and oil prices, operating costs, potential liabilities and other factors relating to the properties. Its assessments are necessarily inexact and their accuracy is inherently uncertain. Its review of a subject property in connection with its acquisition assessment will not reveal all existing or potential problems or permit it to become sufficiently familiar with the property to assess fully its deficiencies and capabilities. New Albany may not inspect every well, and it may not be able to observe structural and environmental problems even when it does inspect a well. If problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of those problems. Any acquisition of property interests may not be economically successful, and unsuccessful acquisitions may have a material adverse effect on New Albany's financial condition and future results of operations.

Hedging activities New Albany engages in may prevent it from benefiting from price increases and may expose it to other risks.

      New Albany may, from time to time, use derivative instruments to hedge the impact of market fluctuations on crude oil and natural gas prices. To the extent that it engages in hedging activities, it may be prevented from realizing the benefits of price increases above the levels of the hedges. In addition, New Albany will be subject to risks associated with differences in prices at different locations, particularly where transportation constraints restrict its ability to deliver oil and gas volumes to the delivery point to which the hedging transaction is indexed.

We have had a history of operating losses and we may have losses in the future.

      Since our inception in June 2004, we have had limited operations and nominal revenues. While we hope to increase our revenues through potential merger or acquisition transactions, there can be no assurance that we will be successful.

      Our Common Stock is listed on the OTC Bulletin Board. Our Common Stock is not quoted on the NASDAQ National Market System or listed on a national securities exchange. The NASDAQ National Market System and national securities exchanges require companies to fulfill certain requirements in order for their shares to be listed and to continue to be listed. The securities of a company may be ineligible for listing or, if listed, may be considered for delisting if the company fails to meet certain financial thresholds, including if the company has sustained losses from continuing operations and/or net losses in recent fiscal years. There can be no assurance that we will not report additional losses in the future or that we will be able to list or have quoted our Common Stock on the NASDAQ National Market or a national securities exchange. An inability to list our Common Stock could adversely affect our ability to raise capital in the future by issuing Common Stock or securities convertible into or exercisable for our Common Stock.

      Continuing losses may mean that additional funding may not be available on acceptable terms, if at all. If adequate funds are unavailable from additional sources of financing, we might be forced to reduce or delay acquisitions or capital expenditures, sell assets, reduce operating expenses, refinance all or a portion of our debt, or delay or reduce important drilling or enhanced production initiatives.

      In addition, in that instance, we may seek to raise any necessary additional funds through equity or debt financings, convertible debt financing, joint ventures with corporate partners or other sources, which may be dilutive to our existing shareholders and may cause the price of our Common Stock to decline.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect New Albany's ability to execute on a timely basis its exploration and development plans within its budget.

      With the increase in the prices of oil and natural gas, New Albany has encountered an increase in the cost of securing drilling rigs, equipment and supplies. Shortages or the high cost of drilling rigs, equipment, supplies and personnel are expected to continue in the near-term. In addition, larger producers may be more likely to secure access to such equipment by virtue of offering drilling companies more lucrative terms. If New Albany is unable to acquire access to such resources, or can obtain access only at higher prices, not only would this potentially delay its ability to convert its reserves into cash flow, but it could also significantly increase the cost of producing those reserves, thereby negatively impacting anticipated net income.

New Albany may incur substantial losses and be subject to substantial liability claims as a result of its oil and natural gas operations.

      New Albany is not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect its business, financial condition or results of operations. New Albany's oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

o environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

o     abnormally pressured formations;

o mechanical difficulties, such as stuck oil field drilling and service tools and casing collapses;

o     fires and explosions;

o     personal injuries and death; and

o     natural disasters.

      Any of these risks could adversely affect New Albany's ability to conduct operations or result in substantial losses to it. It may elect not to obtain insurance if it believes that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, then that accident or other event could adversely affect New Albany's results of operations, financial condition and cash flows.

New Albany may not have enough insurance to cover all of the risks that it faces.

      In accordance with customary industry practices, New Albany maintains insurance coverage against some, but not all, potential losses in order to protect against the risks it faces. It does not carry business interruption insurance. It may elect not to carry insurance if its management believes that the cost of available insurance is excessive relative to the risks presented. In addition, New Albany cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on New Albany's financial condition and results of operations.

New Albany is subject to complex laws that can affect the cost, manner or feasibility of doing business.

      Exploration, development, production and sale of oil and natural gas are subject to extensive federal, state, local and international regulation. New Albany may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

o     discharge permits for drilling operations;

o     drilling bonds;

o     reports concerning operations;

o     the spacing of wells;

o     unitization and pooling of properties; and

o     taxation.

      Under these laws, New Albany could be liable for personal injuries, property damage and other damages. Failure to comply with these laws also may result in the suspension or termination of its operations and subject it to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase its costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect its financial condition and results of operations.

New Albany' operations may cause it to incur substantial liabilities for failure to comply with environmental laws and regulations.

      New Albany's oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from New Albany's operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, incurrence of investigatory or remedial obligations or the imposition of injunctive relief. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require New Albany to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on its results of operations, competitive position or financial condition as well as the industry in general. Under these environmental laws and regulations, New Albany could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether it was responsible for the release or if its operations were standard in the industry at the time they were performed.

Competition in the oil and natural gas industry is intense, which may adversely affect New Albany's ability to compete.

      New Albany operates in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Many of its competitors possess and employ financial, technical and personnel resources substantially greater than New Albany's, which can be particularly important in the areas in which it operates. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than New Albany's financial or personnel resources permit. New Albany's ability to acquire additional prospects and to find and develop reserves in the future will depend on its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. New Albany may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

If New Albany's access to markets is restricted, it could negatively impact New Albany's production, its income and ultimately its ability to retain its leases.

      Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder New Albany's access to oil and natural gas markets or delay its production. The availability of a ready market for New Albany's oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Its ability to market its production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Its failure to obtain such services on acceptable terms could materially harm its business.

      New Albany's productive properties may be located in areas with limited or no access to pipelines, thereby necessitating delivery by other means, such as trucking, or requiring compression facilities. Such restrictions on its ability to sell oil or natural gas have several adverse affects, including higher transportation costs, fewer potential purchasers (thereby potentially resulting in a lower selling price) or, in the event New Albany were unable to market and sustain production from a particular lease for an extended time, possibly causing it to lose a lease due to lack of production.

Risks Relating to Our Common Stock

You may experience dilution of your ownership interests due to the future issuance of additional shares of the Company's Common Stock.

      The Company may in the future issue its previously authorized and unissued securities, which will result in the dilution of the ownership interests of its present stockholders. The Company is currently authorized to issue 140,000,000 shares of Common Stock and 10,000,000 shares of preferred stock with such designations, preferences and rights as determined by our Board of Directors. As of September 8, 2006, the Company has issued 30,271,818 shares of Common Stock. In addition, we have outstanding options, warrants and convertible promissory notes to purchase up to an additional 19,871,590 shares of the Company's Common Stock. Issuance of additional shares of Common Stock may substantially dilute the ownership interests of the Company's existing stockholders. The potential issuance of such additional shares of Common Stock may create downward pressure on the trading price of our Common Stock that in turn will require it to issue additional shares to raise funds through sales of its securities. The Company may also issue additional shares of its stock in connection with the hiring of personnel, future acquisitions, future private placements of its securities for capital raising purposes, or for other business purposes. This will further dilute the interests of the Company's existing holders.

If we, or our stockholders holding registration rights, sell additional shares of our Common Stock, the market price of our Common Stock could decline.

      Sales of a substantial number of our shares of Common Stock in the public market, or the expectation of such sales, could cause the market price of our Common Stock to decline, even precipitously. Our current market float is very limited and our stock is thinly traded, which may tend to aggravate the downward pressures on our stock price.

The market price of our Common Stock may be affected by low volume float.

      While there has been a public market for our Common Stock on the OTC Bulletin Board, our Common Stock is very thinly traded. We also estimate that, as of April 6, 2006, approximately 3,000,000 additional shares of Common Stock were capable of being resold under Rule 144.

      Substantial sales of our Common Stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that these sales could occur, may have a depressive effect on the market price of our Common Stock. Such sales or the perception of such sales could also impair our ability to raise capital or make acquisitions through the issuance of our Common Stock.

We have no plans to, and are currently unable to, pay dividends on our Common Stock. You may not receive funds without selling your stock.

      We do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our Board of Directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities. Our accumulated losses and stockholders' deficits prevent us from being able to declare and pay dividends. In addition, our proposed credit facility will prohibit us from paying dividends.

We may issue shares of preferred stock having greater rights than our Common Stock.

      Our certificate of incorporation authorizes our Board of Directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Any preferred stock that is issued may rank ahead of our Common Stock, with respect to dividends, liquidation rights and voting rights, among other things. Provisions under Nevada law could delay or prevent a change in control of our company, which could adversely affect the price of our Common Stock. While we do not believe that we currently have any provisions in our organizational documents that could prevent or delay a change in control of our company (such as provisions calling for a staggered Board of Directors, or the issuance of stock with super-majority voting rights), the existence of some provisions under Nevada law could delay or prevent a change in control of our Company, which could adversely affect the price of our Common Stock. Nevada law imposes some restrictions on mergers and other business combinations between us and any holder of 10% or more of our outstanding Common Stock.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the U.S. Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, a registration statement on Form SB-2, under the Securities Act for the Common Stock offered by this prospectus. We have not included in this prospectus all the information contained in the registration statement and you should refer to the registration statement and its exhibits for further information.

      Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or document.

      The registration statement and other information may be read and copied at the Commission's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC maintains a web site (HTTP://WWW.SEC.GOV.) that contains the registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the SEC such as us. We are required to file reports with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We file reports such as annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K. We intend to furnish our stockholders with annual reports containing audited financial statements and other reports as we think appropriate or as may be required by law.

      You may read and copy any reports, statements or other information that we have filed with the SEC at the addresses indicated above and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Our disclosure and analysis in this prospectus contain some forward-looking statements. Certain of the matters discussed concerning our operations, cash flows, financial position, economic performance and financial condition, including, in particular, future sales, product demand, competition and the effect of economic conditions include forward-looking statements within the meaning of section 27A of the Securities Act of 1933, referred to herein as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, referred to herein as the Exchange Act.

      Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, including projections of orders, sales, operating margins, earnings, cash flow, research and development costs, working capital, capital expenditures, distribution channels, profitability, new products, adequacy of funds from operations, these statements and other projections and statements contained herein expressing general optimism about future operating results and non-historical information, are subject to several risks and uncertainties, and therefore, we can give no assurance that these statements will be achieved.

      Investors are cautioned that our forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

      As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than projected. Given these uncertainties, you should not place any reliance on these forward-looking statements. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

      We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Form 10-KSB, Form 10-QSB and Form 8-K reports to the SEC. Also note that we provide a cautionary discussion of risk and uncertainties under the caption "Risk Factors" in this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                 USE OF PROCEEDS

      We will not receive any of the proceeds from the selling stockholders' sale of the shares offered under this prospectus.

                         DETERMINATION OF OFFERING PRICE

      We are not selling any of the Common Stock that we are registering. The Common Stock will be sold by the selling security holders listed in this prospectus. The selling security holders may sell the Common Stock at the market price as of the date of sale or a price negotiated in a private sale. Our Common Stock is traded on the OTC Bulletin Board under the symbol "BOGA". On October 5, 2006 the reported closing price for our Common Stock on the OTC Bulletin Board was $0.75.

      We have agreed to pay certain expenses in connection with the registration of the securities offered by the selling security holders for resale pursuant to this prospectus.

                            SELLING SECURITY HOLDERS

      Based on information provided by the selling security holders, the table below sets forth certain information, as of September 30, 2006 unless otherwise noted, regarding the selling security holders. Certain of the selling security holders (identified by more than one footnote reference after their name) are listed more than once in the following table because they fall into multiple categories of selling security holders. However, their shares are counted only once in arriving at the total number of shares beneficially owned and being offered by the selling stockholders.

      Percentage ownership of common stock is based on 30,271,818 shares of our Common Stock outstanding as of September 30, 2006. For purposes of calculating the post-offering ownership of each selling security holder, the table also assumes the sale of all of the securities being offered by such selling security holder.

      Next to the name of each selling stockholder listed below that is not a natural person (or the name of which is not identified with a natural person), we have set forth in parentheses the name of the natural person who has the power to exercise voting and/or investment power over the shares owned by such selling stockholder. Except for C.K Cooper & Company and Gilford Securities, Inc., who served as placement agents in our private offerings, no selling stockholder is a registered broker-dealer.

      The second column from the left in the table below lists the number of shares of Common Stock beneficially owned by each selling stockholder, based on his/her ownership of the shares of our Common Stock.

      The third column from the left lists the shares of Common Stock being offered pursuant to this prospectus by the selling stockholders.

      The fourth column from the left assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

      The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

                                                                                              Common stock beneficially owned
                                                                                                    after the offering
Name of selling security holders                        Number of
                                                        shares of
                                                       common stock
                                                       beneficially
                                                      owned prior to    Number of shares                        Percentage of
                                                       the offering      being offered     Number of shares   outstanding shares

Certain Holders of April 2005 Stock Options (1):

R. Scott Barter (2005 Defined Contribution
Plan)(1a)                                                500,000            500,000                0                  0

Steven Barrenechea (1b)                                  250,000            250,000                0                  0

Wayne Brannan (1b)                                       630,000            250,000             380,000               *

Carey Birmingham (1c)                                    433,000            100,000             333,000               *

David Loev (1c)                                          100,000            100,000                0                  0

Investors in November 2005 Financing (2):

Frank J. Stanley III (2a)                                135,000            135,000                0                  0

Frank J. Stanley III IRA FCC (2a)                        135,000            135,000                0                  0

Jos Turtle Trust fbo Virginia N. Haydu (2a)
  (Dudley Johnson)                                       135,000            135,000                0                  0

Superius Securities Group, Inc.
   Profit Sharing Plan (2b)(5c)(James
   Hudgins)                                            1,584,090          1,584,090                0                  0

Meadowbrook Opportunity Fund, LLC (2c)
  (Michael Ragins)                                       540,000            540,000                0                  0

Richard M. Dearnley (2d)(5a)                             470,000            470,000                0                  0

Gus Blass II (2d)(5a)                                    470,000            470,000                0                  0

Young & Franklin Retirement Trust (2d)                   270,000            270,000                0                  0

Louis P. Buck (2d)                                       270,000            270,000                0                  0

Disoway, Inc. (2b)                                       675,000            675,000                0                  0

Dudley D. Johnson (2d)                                   270,000            270,000                0                  0

T & J Associates (2a) (Thomas Richardson)                135,000            135,000                0                  0

Daniel Murphy (2a)                                       135,000            135,000                0                  0

Cheng H. Tai & Jen Hui Chiou (2b)                        805,000            675,000             130,000               *

Jung Tai (2f)                                            161,000            135,000              26,000               *

Howard & Ruby Weiss (2d)(5b)                             330,000            330,000                0                  0

Michael H. Tai (2a)                                      161,000            135,000              26,000               *

MLC Management Company (2d)(5a)                          470,000            470,000                0                  0

Evdoxia Koritsoglu (2e)                                   67,500             67,500                0                  0

Elsa Wexler (2e)                                          67,500             67,500                0                  0

William Lawson (2e)                                      197,500             67,500             130,000               *

St. Andrews, Inc. (2d) (Todd Kaplan)                     270,000            270,000                0                  0

Selma C. Harman Revocable Trust
  (Richard S. Harman, Trustee) (2a)                      135,000            135,000                0                  0

Robert J. Dresner (2d)                                   270,000            270,000                0                  0

Presley & Patricia Reed (2a)                             135,000            135,000                0                  0

Placement Agent in November 2005 Financing :

Gilford Securities, Inc.(A)(C)(3)(6b)                    556,818            556,818                0                  *

Holder of December 2005 Stock Option:

Richard M. Cohen (4)                                     375,000            175,000             200,000               *

Investors in February 2006 Financing (5):

Pemigewasset Partners L.P.                                91,742             91,742                0                  0

Pemigewasset Offshore Ltd.                                13,709             13,709                0                  0

Stephen Taylor                                            52,725             52,725                0                  0

Dr. Steven Rosenberg and Robin Rosenberg JT TEN           47,932             47,932                0                  0

Jack Jankovic                                             47,932             47,932                0                  0

James R. Stevens (B)(D)(E)                                47,932             47,932                0                  0

Ruth Winkle and William Winkle JT WROS                    47,932             47,932                0                  0

Neil Breslau                                              47,932             47,932                0                  0

RFJM Partners LLC (Jeffrey Markowitz)                     95,864             95,864                0                  0

BRU Holding Co., LLC (Bruce Toll)                        143,795            143,795                0                  0

Kevin T. Tolbert                                          47,932             47,932                0                  0

Leonidas Group LLC                                        47,932             47,932                0                  0

Stephen Weingrow                                          47,932             47,932                0                  0

Larry Schmalz                                             47,932             47,932                0                  0

Scott M. Wallace                                          47,932             47,932                0                  0

Loretta Diamond                                           47,932             47,932                0                  0

Girdhar Korlipara                                         47,932             47,932                0                  0

Frommer Investment Partners LP
  (Sachin Shah) (B)(D)(E)                                 95,864             95,864                0                  0

Mark Abrams                                               52,725             52,725                0                  0

Michael Vandemaele                                        52,725             52,725                0                  0

Tiedemann Trust Company TTEE Trust B
  U/W Edward Burke Ross FBO
  Amory L. Ross I/M                                       47,932             47,932                0                  0

Bruce C. Conway                                           52,725             52,725                0                  0

Kurt Eichler                                              47,932             47,932                0                  0

Lawrence Antonucci                                        47,932             47,932                0                  0

Saleh Alamoudi                                            47,932             47,932                0                  0

Robert Holmes TTEE
  The Holmes Family Trust UA DTD
  4/24/87                                                 52,725             52,725                0                  0

Gus Blass II (5a)(2d)                                    480,900            480,900                0                  0

Richard M. Dearnley (5e)(2a)                             480,900            480,900                0                  0

RCB Securities Proft Sharing Plan
  (Robert Bedford)                                        52,725             52,725                0                  0

Jay R. Kuhne                                              52,725             52,725                0                  0

Howard Malman                                             36,908             36,908                0                  0

Gerald Zeitz                                              52,725             52,725                0                  0

Goldstein Family Associates, LLP
  (Barry Goldstein)                                       26,363             26,363                0                  0

Ronald Shear                                              52,725             52,725                0                  0

Hwang Community Property Trust
  (Li-San Hwang Trustee)                                 242,540            242,540                0                  0

George H. Robinette III                                   68,543             68,543                0                  0

Phil Frey Living Trust of 3/20/96
  (Phil Frey Trustee)                                     71,706             71,706                0                  0

Henry Bedinger Mitchell III                               31,635             31,635                0                  0

Janis Salin                                               52,725             52,725                0                  0

Gary Brennglass                                           52,725             52,725                0                  0

Cordillera Fund, L.P. (Stephen Carter)                   418,637            418,637                0                  0

Enable Growth Partners LP (Mitch Levine) (B)(D)(E)       305,605            305,605                0                  0

Enable Opportunity Parnters LP
  (Mitch Levine) (B)(D)(E)                                50,236             50,236                0                  0

Pierce Diversified Strategy Master Fund
  LLC (Mitch Levine) (B)(D)(E)                            62,796             62,796                0                  0

Kaia Offshore Partners, LP
  (Jack Alfandary)                                       104,715            104,715                0                  0

Kaia Partners I LP (Jack Alfandary)                       44,008             44,008                0                  0

Vladimir Vagin                                           527,251            527,251                0                  0

Fribourg Enterprises, Inc.                               527,251            527,251                0                  0

Israel Braunstein                                        105,450            105,450                0                  0

Moses & Yetta Braunstein Trust (Israel Braunstein)       105,450            105,450                0                  0

Rachel B. Blass                                          105,450            105,450                0                  0

Nicola Dimonda                                            52,725             52,725                0                  0

Jodi Kirsch                                               47,932             47,932                0                  0

Fountainhead Investments, Inc.
  (Peter Zachariou)                                       47,932             47,932                0                  0

David Cantor                                              23,937             23,937                0                  0

Philip Clark                                              26,363             26,363                0                  0

CMS Capital                                               94,905             94,905                0                  0

Howard Weiss (5b)(2d)                                    333,270            333,270                0                  0

Superius Securities Group Inc.
  Profit Sharing Plan (James Hudgins) (2b)(5c)         1,633,637          1,633,637                0                  0

Stanford S. Warshawsky                                   101,232            101,232                0                  0

Ronald Koenig                                             52,725             52,725                0                  0

Peter D. Burack                                           21,090             21,090                0                  0

Larry Lomrantz & Merle Robin Lomrantz,
  Joint Tenants                                           10,545             10,545                0                  0

Diamondback Master Fund, Ltd.
  (Chad Loweth)                                          771,884            771,884                0                  0

Daniel A. Burack                                          42,180             42,180                0                  0

Bayberrie Partners (Elliott Jaffe)                       101,232            101,232                0                  0

Avedis Movsesian                                          21,090             21,090                0                  0

Arthur & Marylin B. Levitt                                95,865             95,865                0                  0

Amiel David                                               68,543             68,543                0                  0

Gerald Parselle Wilton                                    37,962             37,962                0                  0

Milton Dressner                                           95,865             95,865                0                  0

Gavin Scotti                                              95,865             95,865                0                  0

Chris Engel                                              101,232            101,232                0                  0

Louisa Ramsay                                             42,180             42,180                0                  0

Henry D'Abo                                               95,855             95,855                0                  0

Blair Harrison                                            52,725             52,725                0                  0

Stiletto Capital Partners, LP
  (Jonathan Sorensen) (B)(D)(E)                          105,450            105,450                0                  0

MLC Management Company (5a)(2d)                          480,900            480,900                0                  0

Tembo Associates LLC, Series C
  (Jeffrey Tweedy)                                       143,412            143,412                0                  0

Holders of Warrants Issued in February 2006
Financing (6):

C.K. Cooper & Company (Otilia Chen)(A)(C)(6a)            122,728            122,728                0                  *

Gilford Securities, Inc. (Robert Malley)
  (A)(C)(6b)(3)                                          556,818            556,818                0                  *

The Altitude Group LLC
  (Michael Kreizman)(6c)                                  45,454             45,454                0                  0

Matthew Toboroff (6d)                                      4,545              4,545                0                  0

Jacqueline Toboroff (6d)                                   4,545              4,545                0                  0

Totals:                                               18,374,328         17,149,328           1,225,000             4.0%

----------
(*)   Less than one percent.

(A)   Is a registered broker dealer.

(B)   Is an affiliate of a registered broker dealer.

(C)   Is deemed to be an underwriter.

(D)   Is not deemed to be an underwriter.

(E) Acquired its shares of common stock in the ordinary course of business and, at the time of the acquisition, did not have any arrangements or understandings with any person to distribute the securities.

(1) The individuals listed below under this heading (except R. Scott Barter) are among those who received stock options from us on April 29, 2005, exercisable for an aggregate of 12,950,000 shares of our Common Stock. Such options (the "April Options") were immediately exercisable upon grant at the price of $.05 per share and will expire on April 28, 2010.

(1a) The 500,000 shares of Common Stock listed as beneficially owned by such individual are issuable upon exercise of stock options granted to such individual on April 1, 2005. Such stock options are immediately exercisable into an aggregate of 500,000 shares of Common Stock at the exercise price of $0.30 per share, expire on April 1, 2010, and have "cashless exercise" provisions.

(1b) Of the shares of Common Stock listed as beneficially owned by such individual, 250,000 of the shares are the shares issuable upon exercise of his April Options. Mr. Barrenechea was previously one of our Board members.

(1c) Of the shares of the Common Stock listed as beneficially owned by such individual, 100,000 of the shares are the shares issuable upon exercise of his April Options. Mr. Birmingham is our President.

(2) The investors from our November 2005 Financing are listed below under this heading. We raised an aggregate gross amount of $2,375,000 in our November 2005 Financing and issued convertible promissory notes in such aggregate principal amount. Interest accrues on such notes at 10% per annum and the notes mature eighteen months after their date of issuance. The principal amount of each such note, and interest accruing thereon, may be converted at any time by the holder into shares of our Common Stock at the conversion price of $0.50 per share. Upon making their investment, each of the investors in our November 2005 Financing received a number of "kicker" shares of Common Stock (the "November Kicker Shares") equal to 40% of the dollar amount of such investor's investment (or 950,000 shares of Common Stock in the aggregate). For purposes of calculating the number of shares of Common Stock beneficially owned and being offered hereby by each investor in the November 2005 Financing, we have assumed that interest at 10% per annum has accrued on the notes for eighteen months and that such accrued interest has been converted into shares at $0.50 per share. Thus, in addition to the shares issuable upon conversion of the principal amount of the notes and the previously-issued November Kicker Shares, we are also registering for each of the investors in our November 2005 Financing the number of shares of Common Stock which would be issuable if eighteen months' accrued interest on the holder's note were converted into shares of Common Stock (the "November Interest Shares").

(2a) Holds a $50,000 convertible note from our November 2005 Financing. The number of shares of Common Stock listed as beneficially owned by the holders includes: 100,000 shares issuable upon conversion of the principal amount of such note, 15,000 shares issuable as the November Interest Shares, and 20,000 shares previously issued as the November Kicker Shares. For purposes of this selling security holders table, we list separately the shares beneficially owned by Frank J. Stanley III and those held by Frank J. Stanley III IRA FCC even though the former party beneficially owns the shares listed as held by the latter party. The latter party does not beneficially own the shares listed as held by the former party.

(2b) Holds a $250,000 convertible note from our November 2005 Financing. The number of shares of Common Stock listed as beneficially owned by the holder includes: 500,000 shares issuable upon conversion of the principal amount of such note, 75,000 shares issuable as the November Interest Shares, and 100,000 shares previously issued as the November Kicker Shares.

(2c) Holds a $200,000 convertible note from our November 2005 Financing. The number of shares of Common Stock listed as beneficially owned by the holder includes: 400,000 shares issuable upon conversion of the principal amount of such note, 60,000 shares issuable as the November Interest Shares, and 80,000 shares previously issued as the November Kicker Shares.

(2d) Holds a $100,000 convertible note from our November 2005 Financing. The number of shares of Common Stock listed as beneficially owned by the holder includes: 200,000 shares issuable upon conversion of the principal amount of such note, 30,000 shares issuable as the November Interest Shares, and 40,000 shares previously issued as the November Kicker Shares.

(2e) Holds a $25,000 convertible note from our November 2005 Financing. The number of shares of Common Stock listed as beneficially owned by the holder includes: 50,000 shares issuable upon conversion of the principal amount of such note, 7,500 shares issuable as the November Interest Shares, and 10,000 shares previously issued as the November Kicker Shares.

(2f) The shares of Common Stock listed as beneficially owned by the holder include 100,000 shares issuable to Jung Tai upon conversion of a $50,000 convertible note acquired in our November 2005 Financing, 15,000 shares issuable to Jung Tai as the November Interest Shares and 20,000 shares previously issued to Jung Tai as the November Kicker Shares. The shares identified in footnote (1c) with respect to this holder are beneficially owned jointly by Jung Tai and Duan Rong.

(3) As the placement agent in our November 2005 Financing, Gilford Securities, Inc. received from us warrants immediately exercisable into an aggregate of 475,000 shares of our Common Stock at the exercise price of $0.50 per share. Such warrants expire in November 2010 and have "cashless" exercise provisions. 475,000 of the shares listed as beneficially owned by Gilford Securities represent the shares issuable upon exercise of such warrants.

(4) Mr. Cohen is our Chief Financial Officer and was granted a stock option on December 27, 2005, exercisable for up to 175,000 shares of our Common Stock, at an exercise price of $0.94 per share. The option expires on December 27, 2010.

(5) The investors from our February 2006 Financing are listed below under this heading. We raised an aggregate gross amount of $9,000,000 in our February 2006 Financing by issuing to investors 8,181,818 shares of our Common Stock at the price of $1.10 per share. We are registering for each of the investors in our February 2006 Financing the number of shares of Common Stock which they acquired from us in such financing (which number is listed in the second column to the right of each investor's name), plus certain additional shares issuable pro rata to each such investor, pursuant to a Registration Rights Agreement between us and such investor, as a result of our not filing a registration statement under the Securities Act with respect to such investor's shares by April 2, 2006 and not attaining effectiveness of such registration statement by June 2, 2006. Under the Registration Rights Agreement, the Company has elected to pay its penalty in shares of additional Common Stock. The aggregate number of such additional shares is equal to the sum of (i) 1% of such investors' investment ($90,000) divided by $2.94 (the closing price of the Common Stock on April 2, 2006), plus (ii) $90,000 divided by $3.10 (the closing price of the Common Stock on May 2, 2006), plus (iii) $90,000 divided by $2.43 (the closing price of the Common Stock on June 1, 2006), plus (iv) $90,000 divided by $1.19 (the closing price of the Common Stock on July 3, 2006, plus (v) $90,000 divided by $1.01 (the closing price of the Common Stock on August 2, 2006, plus (vi) $90,000 divided by $0.80 (the closing price of the Common Stock on September 1, 2006, plus (vii) $90,000 divided by $0.75 (the closing price of the Common Stock on October 2, 2006), pro-rated through October 20, 2006.

(5a) The shares listed as beneficially owned by the holder include 200,000 shares of Common Stock acquired by the holder in our February 2006 Financing.

(5b) The shares listed as beneficially owned by the holder include 60,000 shares of Common Stock acquired by Howard Weiss in our February 2006 Financing. The shares identified in footnote (2d) with respect to this holder are beneficially owned jointly by Howard Weiss and Ruby Weiss.

(5c) The shares listed as beneficially owned by the holder include 909,090 shares of Common Stock acquired by the holder in our February 2006 Financing.

(6) C.K. Cooper & Company and Gilford Securities, Inc. were the placement agents in our February 2006 Financing and, in connection therewith, received warrants to purchase 122,728 and 81,818 shares, respectively, of our Common Stock. In addition, for their assistance in the February 2006 Financing, we issued warrants to purchase 45,454 shares of our Common Stock to the Altitude Group LLC and warrants to purchase 4,545 shares to each of Matthew Toboroff and Jacqueline Toboroff. Such warrants are immediately exercisable at the price of $1.32 per share, expire in February 2009, and have "cashless exercise" provisions.

(6a) The shares of Common Stock listed as beneficially owned by C.K. Cooper & Company are the shares issuable upon its exercise of such warrants issued to C.K. Cooper in connection with the February 2006 Financing.

(6b) Of the shares of Common Stock listed as beneficially owned by Gilford Securities, Inc., 81,818 of the shares are the shares issuable upon exercise of such warrants issued to Gilford Securities in connection with the February 2006 Financing.

(6c) The shares of Common Stock listed as beneficially owned by The Altitude Group LLC are the shares issuable upon its exercise of the warrants which we issued to it in connection with the February 2006 Financing.

(6d) The shares of Common Stock listed as beneficially owned by each of Matthew Toboroff and Jacqueline Toboroff are the shares issuable upon each of his/her exercise of the warrants which we issued to him or her in connection with the February 2006 Financing.

                              PLAN OF DISTRIBUTION

      All fees, costs, expenses and fees in connection with the registration of the Common Stock offered by this prospectus will be borne by us. Brokerage commissions, if any, attributable to the sale of the Common Stock will be borne by the selling security holders.

      The selling security holders may sell the Common Stock directly or through brokers, dealers or underwriters who may act solely as agents or may acquire Common Stock as principals. The selling stockholders may distribute the Common Stock in one or more of the following methods:

      o ordinary brokers transactions, which may include long or short sales;
      o transactions involving cross or block trades or otherwise on the open market;

      o purchases by brokers, dealers or underwriters as principal and resale by these purchasers for their own accounts under this prospectus;
      o "at the market" to or through market makers or into an existing market for the Common Stock;
      o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales made through agents;
      o through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or
      o any combination of the above, or by any other legally available means.

      Selling security holders will not be restricted as to the price or prices at which the selling security holders may sell their Common Stock. Sales of Common Stock by the selling security holders may depress the market price of our Common Stock since the number of shares which may be sold by the selling security holders is very large compared to the historical average weekly trading volume of our Common Stock, which has been quite low. Accordingly, if the selling security holders were to sell, or attempt to sell, all of such securities at once or during a short time period, we believe such a transaction would dramatically adversely affect the market price of our Common Stock.

      From time to time a selling security holder may pledge its Common Stock under margin provisions of customer agreements with its brokers or under loans with third parties. Upon a default by the selling security holder, the broker or such third party may offer and sell any pledged securities from time to time.

      In effecting sales, brokers and dealers engaged by a selling security holder may arrange for other brokers or dealers to participate in the sales as agents or principals. Brokers or dealers may receive commissions or discounts from the selling security holder or, if the broker-dealer acts as agent for the purchaser of such Common Stock, from the purchaser in amounts to be negotiated, which compensation as to a particular broker dealer might be in excess of customary commissions customary in the types of transactions involved. Broker-dealers may agree with the selling security holders to sell a specified number of shares of Common Stock at a stipulated price, and to the extent the broker-dealer is unable to do so acting as agent for the selling security holders, to purchase as principal any unsold securities at the price required to fulfill the broker-dealer commitment to the selling security holder. Broker-dealers who acquire securities as principal may then resell those securities from time to time in transactions: in the over-the counter market or otherwise; at prices and on terms prevailing at the time of sale; at prices related to the then-current market price; or in negotiated transactions.

      These resales may involve block transactions or sales to and through other broker-dealers, including any of the transactions described above. In connection with these sales, these broker-dealers may pay to or receive from the purchasers of the Common Stock commissions as described above. The selling security holders may also sell the Common Stock in open market transactions under Rule 144 under the Securities Act, rather than under this prospectus.

      The selling security holders and any broker-dealers or agents that participate with the selling security holders in sales of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act.

      NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this Prospectus through a member of the NASD participating in a distribution of our securities, such member is responsible for insuring that a timely filing is first made with the Corporate Finance Department of the NASD and disclosing to the NASD the following:

      o it intends to take possession of the registered securities or to facilitate the transfer of such certificates;
      o     the complete details of how the selling shareholders shares are and will be held, including location of the particular accounts;
      o     whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding any such transactions; and
      o in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.

      We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this Prospectus available to the selling shareholders for the purpose of satisfying the Prospectus delivery requirements of the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act.

      The selling security holders are subject to applicable provisions of the Securities Exchange Act of 1934 and the SEC's rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of the securities by the selling security holders.

      In order to comply with certain states' securities laws, if applicable, the Common Stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the securities may not be sold unless they have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

      We have agreed to indemnify each selling stockholder whose shares we are registering from all liability and losses resulting from any misrepresentations we make in connection with the registration statement.

                                LEGAL PROCEEDINGS

      The Company is not currently involved in any litigation.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      The following table sets forth information with respect to the current directors and executive officers of the Company.

Name of Individual             Age          Position with the Company
------------------             ---          -------------------------

Barrie Damson                   70          Chairman and Chief Executive Officer

Alan Gaines                     51          Vice Chairman and Director

Richard Cohen                   55          Chief Financial Officer

Carey Birmingham                50          President

Richard d'Abo                   49          Director

The business experience of each director and executive officer of the Company is set forth below.

      Mr. Barrie Damson: Mr. Damson joined the Board of Directors and became Chairman/CEO of the Company as of February 1, 2006. Since 1988, Mr. Damson has been the President and Chairman of Damson Financial Resources, Inc., a company specializing in oil and gas, real estate and venture capital investments. Prior to forming Damson Financial, he was President and Chairman of Damson Oil Corporation, a publicly traded oil and gas exploration, development and production company that also served as the general partner of private and publicly traded oil and gas and real estate limited partnerships. Mr. Damson also served as President and Chairman of Bronco Oil Corp and Delta Minerals Corp. He has also served as a director of the Independent Petroleum Association of America, the Domestic Petroleum Council and Viking Resources International. Mr. Damson was a founding member and Vice Chairman of the American Business Conference. He also served as chairman of the New York City Economic Development Corporation. He currently serves on the Dean's Council of the Harvard School of Public Health and the Board of Trustees of the Hospital for Special Surgery in New York. He has also served as a Governor of the American Stock Exchange and a member of its executive committee and chairman of its audit committee. Mr. Damson received his BA from Harvard University, and his LLB from New York University.

      Mr. Alan Gaines: Mr. Gaines has served as vice chairman and a director of the Company since April 2005. He is currently the Chairman and CEO of Dune Energy, Inc., an independent E&P company engaged in the development, exploration and acquisition of oil and gas properties, with operations presently concentrated onshore the Louisiana/Texas Gulf Coast as well as the Fort Worth Basin Barnett Shale. Mr. Gaines has 25 years of experience as an energy investment and merchant banker. In 1983, he co-founded Gaines, Berland Inc., an investment bank and brokerage firm, specializing in global energy markets, with particular emphasis given to small to medium capitalization companies involved in exploration and production, pipelines, refining and marketing, and oilfield services. Prior to selling his interest in Gaines, Berland, the Firm managed or co-managed, and participated in $4 billion of equity and debt financings during a three year period. He has acted as an advisor to financier Carl Icahn during such corporate takeovers as USX Corporation (Marathon Oil) and Texaco. Mr. Gaines has provided funding and/or advisory services to Parker & Parsley (now - NYSE listed Pioneer Natural Resources), Lomak Petroleum (now NYSE - listed Range

Resources), Devon Energy (now NYSE - listed), and Comstock Resources (now NYSE - listed). Mr. Gaines holds a BBA in Finance from Baruch College, and an MBA in Finance (with distinction) from Zarb School, Hofstra University School of Graduate Management.

      Mr. Richard Cohen: Mr. Cohen has served as Chief Financial Officer of the Company since December 2005. Since 2003, Mr. Cohen has served as a director of Dune Energy, Inc., for which he served as Chief Financial Officer from November 2003 to April 2005. Since 1996, he has been the President of Richard M. Cohen Consultants, a financial services consulting company that accepts engagements from public and private companies to assist with their corporate governance and corporate finance needs. During 1999, Mr. Cohen served as the President of National Auto Credit, a publicly traded sub-prime auto finance company. From 1992 to 1995, Mr. Cohen was the President of General Media, then a $150 million international diversified publishing and communications company. Mr. Cohen is a Certified Public Accountant (New York State). He received a BS from The University of Pennsylvania (Wharton) and an MBA from Stanford University.

      Mr. Carey Birmingham: Mr. Birmingham has served as the President of the Company since its formation in February 2004 and as a Director from February 2004 to January 2006. Mr. Birmingham has 20 years of experience in all aspects of commercial real estate in assisting clients and negotiating contracts. Since April 2006, Mr. Birmingham has served as President, Chief Executive Officer and as Director of International Test Systems, Inc. ("ITS"). Previously, Mr. Birmingham had served in those roles from September 1999 until September 2003 (when he resigned as director) and until March 2004 (when he resigned as an officer).

      Mr. Richard d'Abo: Mr. d'Abo has served as a Director of the Company since January 17, 2006. He is presently a transaction partner at The Yucaipa Companies, a private equity firm focused on consolidating companies within the supermarket industry. From 1995 through 2003, Mr. d'Abo was a private investor, and served as a consultant to numerous companies both public and private regarding acquisitions and related financings. From 1988 to 1994, Mr. d'Abo was a partner at The Yucaipa Companies and was instrumental in the creation of financing structures for a number of acquisitions.

Certain Matters Involving Promoters

      Immediately prior to our merger with Coastal in April 2005, 47.3% of the Company's then outstanding shares of Common Stock were held by Mr. David Loev. Mr. Loev is an attorney residing in the State of Texas who performed legal services for the Company prior to its merger with Coastal. At no time was Mr. Loev an officer or a director of the Company.

      In November 2005, the SEC filed a civil lawsuit in the Houston federal district court against certain parties unrelated to the Company and sued Mr. Loev for allegedly violating certain registration provisions of the federal securities laws (SEC Litigation Release No. 19476; November 29, 2005). Mr. Loev settled the lawsuit with the SEC by consenting to the entry of an order permanently enjoining him from violating the securities registration provisions, ordering him to disgorge $25,785.50, plus interest, and imposing a $25,000 civil penalty. The order also prohibits Mr. Loev from issuing any legal opinions that the securities of any issuer are exempt from the securities registration provisions of the federal securities laws pursuant to Rule 504 of Regulation D and from accepting securities of any issuer whose securities are quoted on the Pink Sheets in consideration for legal or consulting services rendered.

      As previously stated, since April of 2005, Mr. Loev has had no dealings with the Company.

Audit Committee

      Presently, we do not have an Audit Committee.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      We have 30,271,818 shares of Common Stock outstanding as of September 30, 2006 (without giving effect to any shares issuable as a result of interest accruing on outstanding convertible notes or to any shares issuable as a result of our delay in registering shares held by selling security holders). The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of September 30, 2006 by (i) each person who, to our knowledge, beneficially owns more than 5% of our Common Stock; (ii) each of our current directors and executive officers; and (iii) all of our current directors and executive officers as a group:

                                                                  Percent
Name of                                                           of Outstanding
Beneficial Owner                          Number of Shares        Shares
----------------                          ----------------        --------------

Barrie Damson (Chairman & CEO)            11,894,250 (1)          32.8%
Alan Gaines (Vice Chairman & Director)    11,894,250 (1)          32.8%
Carey Birmingham (President)                 433,000 (2)           1.4%
Richard d'Abo (Director)                   1,186,000 (3)(4)        3.9%
Richard Cohen (CFO)                          375,000 (5)           1.2%
All Officers & Directors as a Group (5    25,782,500
persons)                                  (1)(2)(3)(4)(5)         60.2%

----------
* Less than 1%

(1) Includes 6,000,000 shares underlying stock options exercisable at $.05 per share.

(2) Includes 100,000 shares underlying a stock option exercisable at $.05 per share.

(3) Includes 936,000 shares issued to Mr. d'Abo in April 2006 upon conversion of his convertible promissory note.

(4) Includes 250,000 shares underlying a stock option exercisable at $.05 per share.

(5) Includes 175,000 shares underlying a stock option exercisable at $0.94 per share.

      The address of each of our current officers and directors is 20022 Creek Farm, San Antonio, Texas 78259.

      All of the shares of Common Stock underlying the stock options or convertible notes referred to in the table and footnotes above are currently exercisable or convertible in full.

                            DESCRIPTION OF SECURITIES

      The authorized capital stock of the Company consists of 140,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. As of September 30, 2006 (without giving effect to shares issuable as a result of interest accruing on outstanding convertible notes or shares issuable as a result of our delay in registering shares held by selling security holders), there are a total of 30,271,818 shares of Common Stock issued and outstanding and no shares of preferred stock that are issued and outstanding. In addition to the foregoing, there are (i) 13,675,000 shares of Common Stock issuable pursuant to outstanding stock options, (ii) 5,462,500 shares of Common Stock that are issuable upon conversion of $2,375,000 principal amount of convertible promissory notes and
(iii) 734,090 shares of Common Stock issuable pursuant to outstanding warrants.

      Holders of outstanding shares of Common Stock are entitled to one vote for each share of stock standing in his or her name on the records of the corporation on all matters submitted to a vote of stockholders, including the election of directors. The holders of Common Stock do not have cumulative voting rights. Dividends may be paid to holders of Common Stock when, as and if declared by the board of directors out of funds legally available therefore. Holders of Common Stock have no conversion, redemption or preemptive rights. All shares of commons stock, when validly issued and fully paid, will be non-assessable. In the event of any liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets of the Company remaining after provision for payment of creditors and after the liquidation preference, if any, of any Preferred stock outstanding at the time.

      We are authorized to issue up to a total of 10,000,000 shares of "blank check" preferred stock, $0.001 par value. There are currently no shares of preferred stock issued or outstanding. In accordance with the Company's Articles of Incorporation, the Board of Directors may, by resolution, issue additional preferred stock in one or more series at such time or times and for such consideration as the Board of Directors may determine. The Board of Directors is expressly authorized to provide for such designations, preferences, voting power (or no voting power), relative, participating, optional or other special rights and privileges, and such qualifications, limitations or restrictions thereof, as it determines in the resolutions providing for the issue of such class or series of preferred stock prior to the issuance of any shares thereof.

      The Company may issue preferred stock to effect a business combination, to raise capital or for other reasons. In addition, preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of the Company.

      The Nevada statutory law applicable to private corporations such as the Company contains provisions that impose certain restrictions on the ability of stockholders owning a specific percentage or more of shares of a Nevada corporation's voting stock to engage in a combination transaction with that corporation, and on the ability to certain persons or entities to acquire a controlling interest in a Nevada corporation. Because the Company's Articles of Incorporation and Bylaws do not prohibit the application of these provisions, these laws may have the effect to inhibiting the acquisition of shares of common stock or otherwise engage in a combination with the Company.

                                  LEGAL MATTERS

      Our counsel, Eaton & Van Winkle LLP, located in New York, New York, is passing upon the validity of the issuance of the shares of Common Stock that are being offered pursuant this prospectus.

                                     EXPERTS

      Malone & Bailey, PC, independent registered public accountants, located in Houston, Texas, has audited our Financial Statements included in this registration statement to the extent, and for the periods set forth in their reports. We have relied upon such report, given upon the authority of such firm as an expert in accounting and auditing.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our Articles of Incorporation and by-laws provide that we will indemnify to the fullest extent permitted by the Nevada General Corporation Law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer, employee or agent of our Company or serves or served at our request as a director, officer or employee of another corporation or entity.

      We may enter into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our articles of incorporation and by-laws. These agreements, among other things, would indemnify our directors and officers for certain expenses (including advancing expenses for attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person's services as a director or officer of our Company, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

      We maintain a Directors, Officers and Company Liability Policy.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                             DESCRIPTION OF BUSINESS

      We were incorporated as a Nevada corporation in February 2004 under the name of College Oak Investments, Inc., and changed our name to Baseline Oil & Gas Corp. on January 17, 2006.

      We are the surviving corporation of a merger transaction with Coastal Energy Services, Inc. ("Coastal") that was effective on April 6, 2005. As a result of the merger, Coastal was treated as the "acquiring" company and the historical financial statements of our company were restated to be those of Coastal for financial accounting and reporting purposes. See " - Development of Business" below.

      We are a "shell company" as that term is defined in Rule 405 promulgated under the Securities Act of 1933 (the "Securities Act") and Rule 12b-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), and as such, are subject to rules of the Securities Exchange Commission (SEC) applicable to shell companies. To date, we have only conducted nominal operations and have only nominal assets.

Development of Business.

      Initial Registered Offering. In 2004, we filed a registration statement on Form SB-2 for the sale by certain selling stockholders of up to 232,000 shares of our Common Stock. At that time, our business plan involved our engaging in development consulting, construction management and general contracting services and support for small to mid-size commercial developers and users of commercial buildings and various types of raw land for speculation and development. For the nine months ended January 31, 2005, we had minimal revenues from general contracting activities and management fees.

      Coastal Merger. Effective April 6, 2005, we completed a merger transaction with Coastal. Under the Plan and Agreement of Merger, Coastal was merged with and into our company in exchange for 17,206,000 shares of our Common Stock issued to the former Coastal stockholders. In addition, all stock options and other rights to purchase shares of common stock of Coastal were converted into options or rights to purchase an equal number of shares of our Common Stock. As of the effective date of the merger, options to acquire up to 500,000 shares of Coastal common stock were converted into options to acquire 500,000 shares of our Common Stock.

      Under the merger agreement, we assumed all of the obligations and liabilities of Coastal, including Coastal's obligations to repay outstanding indebtedness under its $350,000 original principal amount of 10% convertible promissory notes. These notes were convertible into shares of our Common Stock at a rate of $0.25 per share and matured on April 6, 2006. Each holder of these notes was entitled to receive an additional number of shares equal to 20% of the face amount of holder's note. Effective April 6, 2006, the holders of such notes converted such notes into an aggregate of 1,820,000 shares of our Common Stock. In addition, on the effective date of the merger, Coastal delivered the sum of $125,000 to the Company to discharge amounts owed by us for prior legal services rendered to us and for expenses incurred by us in connection with the merger transaction.

      As a result of the merger, Barrie M. Damson and Alan D. Gaines, current officers and directors of the Company, each became beneficial owners of 27.9% of our then-outstanding shares of Common Stock. Mr. Damson became chairman of the board, chief executive officer and a director, and Mr. Gaines became vice chairman and a director. See "Directors, Executive Officers, Promoters and Control Persons", "Executive Compensation," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions".

      Coastal had been formed to engage in the energy business, and following the merger, the Company began pursuing opportunities in the energy industry.

      The merger transaction with Coastal resulted in the Coastal stockholders controlling approximately 89% of our issued and outstanding shares of Common Stock immediately following its completion. Consequently, the transaction was accounted for as a reverse merger with Coastal being deemed the acquiring entity for financial accounting purposes. See "Management's Discussion and Analysis or Plan of Operations" and Note 2 of Notes to Financial Statements of Baseline Oil & Gas Corp.

      Post-Merger Activities. On April 29, 2005, our board of directors granted stock options to purchase up to 12,950,000 shares of our Common Stock, $0.001 par value, to seven individuals, including five of our officers and directors. The stock options were immediately exercisable at an exercise price of $.05 per share and expire on April 28, 2010.

      Prior to the merger, on March 28, 2005, Coastal had issued (i) 100,000 shares of its common stock for services valued at $35,000, and 16,906,000 shares of its common stock for $16,590 in cash. The value deemed in excess of the cash proceeds ($5,900,194) received by Coastal was charged to expense as share based compensation. On April 1, 2005, Coastal granted stock options to a consultant to purchase up to 500,000 shares of common stock at an exercise price of $0.30 per share. The term of this option expires March 31, 2010 and is fully exercisable at any time after October 1, 2005. During 2005, the Company granted additional stock options to purchase up to a total of 14,500,000 shares of Common Stock to its officers, directors, consultants and other individuals. See Note 5 of Notes to Financial Statements of Baseline Oil & Gas Corp.

      In June 2005, our board of directors determined to change our fiscal year from a 12-month period ending April 30 of each year to a 12-month period to end on December 31 of each year.

      In November 2005, we completed the offering and sale of $2.375 million in units of our notes and shares of Common Stock in privately negotiated transactions with accredited investors. For each $50,000 invested, an investor received (i) a $50,000 principal amount 10% convertible promissory note and (ii) 20,000 shares of our Common Stock. Each note matures on May 15, 2007 and bears interest at the rate of 10% per annum. The holder of a note may elect to receive interest on the note in cash or in shares of Common Stock valued at $0.50 per share. At any time prior to maturity, holders may convert the principal and accrued but unpaid interest on their note into such number of shares of Common Stock equal to the outstanding principal amount plus accrued but unpaid interest, divided by $0.50, or a total of 4,750,000 shares. At the time of their initial investment, the purchasers of the units received in the aggregate 950,000 shares of Common Stock. Upon conversion of the notes, holders will receive up to an additional 5,462,000 shares of Common Stock, assuming that all holders elect to receive shares of Common Stock in lieu of cash for interest through the maturity date.

      We issued the placement agent for this transaction a five-year warrant to purchase up to 475,000 shares of our Common Stock at an exercise price of $0.50 per share. We also granted to purchasers of the units certain "piggy-back" registration rights for the shares acquired, the shares underlying the convertible notes (including those which may be issued as interest payments) and the shares underlying the warrant. If no such filing is made, then at any time after November 15, 2006, the holders will have the right to demand that we file, no later than 45 days following the date of the demand, a registration statement covering the resale of their shares.

Termination of Rex Agreement.

      On June 8, 2006, we entered into a Mutual Termination Agreement (the "Termination Agreement") with Rex Energy and certain of its affiliates pursuant to which we and the Rex Parties mutually terminated (i) that certain purchase agreement between us dated January 16, 2006 (the "Purchase Agreement") and (ii) that certain stock agreement dated January 16, 2006 (as amended on March 10, 2006, the "Stock Agreement"). Pursuant to the Termination Agreement, we also entered into a Mutual Release Agreement (the "Release Agreement") and a Mutual Non-Disparagement Agreement (the "Non-Disparagement Agreement") with the Rex Parties.

      The Purchase Agreement provided that the purchase price for the assets to be acquired was approximately $73 million, subject to adjustment. The Rex Parties obligation to close the transaction was subject to, among other things, our obtaining the necessary financing to purchase the assets by June 30, 2006. The Purchase Agreement provided that the Rex Parties had the right to consent to certain terms of such financing. The Purchase Agreement also provided that in the event that the Closing did not take place by June 30, 2006, then either the Rex Parties or we could terminate the Purchase Agreement.

      Pursuant to the Stock Agreement, we issued 12,069,250 shares of our Common Stock to the Rex Parties in January 2006. The Stock Agreement provided that in the event the sale of their assets to us would not to occur as a result of a material breach by them of a representation or covenant contained in the Purchase Agreement or their failure to satisfy a condition precedent to Closing set forth in the Purchase Agreement, then such shares would become subject to a three-year lock-up period. If the Closing were not to occur for any other reason, then the Stock Agreement provided that the Rex Parties would retain their 12,069,250 shares absent any contractual restrictions. Neither the Stock Agreement nor the Purchase Agreement provided for the cancellation of such shares under any circumstance.

      In March 2006, we obtained a commitment from certain institutional lenders to provide us with a senior secured revolving credit facility, subject to the execution of definitive loan documentation. We anticipated that our initial borrowing availability under the Credit Facility would fund approximately half of the purchase price under the Purchase Agreement. Accordingly, we initially sought to raise the balance of the purchase price by selling shares of our Common Stock in a private offering, but we were not successful in our efforts to do so. Shortly thereafter, we obtained preliminary financing proposals from certain third party investors involving the sale by us of various forms of convertible and/or redeemable preferred stock. While we were prepared to move forward with such proposals, the terms of such proposals were not acceptable to the Rex Parties.

      Given that we were unable to obtain financing acceptable to the Rex Parties by a date that would have allowed us to close by June 30, 2006, and because the Rex Parties had indicated that they would not extend the deadline for the closing of our transaction, it became apparent to us in early June that we would most likely not be able to enter into definitive documentation and close the requisite additional financing to consummate our purchase on a timely basis. Both we and the Rex Parties agreed that it would be unproductive to engage in litigation regarding the termination of the Purchase Agreement as it would be both costly and would impair our respective abilities to move forward on prospective future transactions. Furthermore, in exchange for our agreement to mutually terminate the Purchase Agreement prior to June 30, 2006 and to release the Rex Parties from any liability thereunder, the Rex Parties surrendered for cancellation, the 12,069,250 shares of our Common Stock previously issued to them pursuant to the Stock Agreement.

      Nothing in the Termination Agreement, the Release Agreement or the Non-Disparagement Agreement affects our rights with respect to New Albany, of which we own a 50% non-managed membership interest ("New Albany"). New Albany holds an undivided 48.75% working interest (40.7% net revenue interest) in (i) certain oil, gas and mineral leases covering approximately 107,500 acres in the State of Indiana and (ii) all of the rights of Aurora Energy Ltd. ("Aurora") under a certain Farmout Agreement with a third party. In addition, New Albany holds an option from Aurora, exercisable by New Albany until August 1, 2007, to acquire a fifty percent (50%) working interest in any and all acreage leased or acquired by Aurora or its affiliates in additional counties in Indiana (currently estimated to be 50,000 acres), at a fixed price of $25 per acre. New Albany also holds a 45% working interest in certain oil, gas and mineral leases acquired from Source Rock Resources, Inc., covering approximately 31,000 acres in Knox and Sullivan Counties in Indiana, which the Company believes contain New Albany Shale formation stratum. The Rex Parties own the other 50% membership interest in New Albany, and Rex Energy Wabash, LLC, a Delaware limited liability company and an affiliate of Rex Energy, is the Managing Member of New Albany and manages its day-to-day operations.

New Albany.

      On November 25, 2005, we entered into a joint venture with Rex Energy, a privately held Delaware corporation, for the purpose of acquiring working interests in leasehold interests in leasehold acreage in the Illinois Basin located in Southern Indiana known to contain New Albany Shale formations. Under this joint venture, we and Rex Energy formed New Albany-Indiana, LLC, a Delaware limited liability company. Pursuant to a Limited Liability Company Agreement (the "LLC Agreement"), we have a 50% economic/voting interest in New Albany and certain affiliates of Rex Energy have a 50% economic/voting interest in New Albany. Rex Energy had originally been a member of New Albany but, on January 30, 2006, Rex Energy withdrew as a member and assigned its membership interests to several of its affiliates, namely Lance T. Shaner, Shaner Limited Partnership & Hulburt Capital Partners Limited Partnership, Rex Energy II Limited Partnership, Douglas Oil & Gas and Rex Energy Wabash, LLC (collectively, the "LLC Assignees").

      On February 1, 2006, New Albany completed its acquisition of certain oil and gas leases and other rights from Aurora, pursuant to a Purchase and Sale Agreement dated November 15, 2005 (the "Aurora Agreement"). Pursuant to the Aurora Agreement, New Albany purchased from Aurora an undivided 48.75% working interest (40.7% net revenue interest) in (i) certain oil, gas and mineral leases initially covering approximately 80,000 acres in several counties in Indiana (the "Leases") and (ii) all of Aurora's rights under a certain Farmout and Participation Agreement with a third party ("Farmout Agreement"). In addition, New Albany was granted an option from Aurora (the "Option"), exercisable by New Albany until August 1, 2007, to acquire a 50% working interest in any and all acreage leased or acquired by Aurora or its affiliates within certain other counties located in Indiana (currently estimated to be 50,000 acres), at a fixed price of $25 per net acre. The total purchase price for the acquisition of the working interests in the Leases and the Farmout Agreement, together with the grant of the Option, was $10,500,000. Of the total purchase price, we paid an aggregate of $5,250,000. We obtained funding to pay our share of New Albany's purchase price for this acquisition through private placements of (i) the convertible notes and stock in November 2005 and (ii) shares of our Common Stock in February 2006. See "Management's Discussion and Analysis or Plan of Operations". As described above, on January 30, 2006, Rex Energy withdrew as a member from New Albany and assigned its membership interests to New Albany Assignees. Since February, New Albany has acquired a working interest in leases covering an additional 27,500 acres.

      On March 6, 2006, New Albany purchased from Source Rock Resources, Inc. ("Source Rock") a 45% working interest in certain oil, gas and mineral leases initially covering approximately 21,000 acres in Knox and Sullivan Counties in Indiana, which the Company believes contain New Albany Shale formation stratum. The purchase price paid by New Albany was $735,000 (of which we paid half). Rex Energy will be the operator for wells drilled on the acreage. Since March, New Albany has acquired a working interest in leases covering an additional 10,000 acres.

      In June 2006, New Albany entered into a Joint Operating Agreement (the "June JOA") with El Paso Exploration & Development Corp., Pogo Producing Company and Aurora Energy Ltd., pursuant to which New Albany contributed certain of its acreage in exchange for a 17% working interest in a new area of mutual intent, targeting the New Albany Shale formation in Greene County, Indiana. Under the June JOA, El Paso will serve as operator.

      The name "New Albany Shale" refers to brownish-black shale exposed along the Ohio River at New Albany in Floyd County, Indiana, and is present in the subsurface throughout much of the Illinois Basin. The Illinois Basin covers approximately 60,000 square miles in parts of Illinois, southwestern Indiana and western Kentucky. The New Albany Shale has produced natural gas since 1858, mostly from wells located in southwestern Indiana and western Kentucky (at least 40 fields in Kentucky and 19 in Indiana). As is the case with other organic shale reservoirs, the gas is stored both as free gas in fractures and as absorbed gas on kerogen and clay surfaces within the shale matrix. Wells typically begin producing high volumes of water and low volumes of gas when first beginning to produce in a new area. As more and more wells are drilled in an area, the formation becomes dewatered and the gas continues to desorb from the shale. An initially high level of water is a positive indicator of natural fracturing in the New Albany Shale.

      Prior to 1994, according to industry sources, over 600 New Albany Shale wells had produced commercially in the Illinois Basin. Horizontal drilling may be able to exploit the anisotropic nature of the New Albany Shale natural fracture systems. Vertical fractures are dominant in the New Albany Shale and the fracture system contains water. Historically, the potential for wells in this area was limited by the efficiency of water disposal methods. Improved technology for pumping and disposal of water may allow for better rates of gas production.

Employees

      We do not have any employees other than our four officers. See "Management's Discussion and Analysis or Plan of Operations".

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

      Plan of Operation. We have not had any revenues from operations since we commenced business in June 2004. See "Financial Statements". Accordingly, the information provided in this section is a plan of operation pursuant to Regulation S-B Item 303(a) promulgated by the SEC.

      The merger transaction with Coastal in April 2005 resulted in the Coastal stockholders controlling approximately 89% of our issued and outstanding shares of Common Stock immediately following its completion. Consequently, the transaction was accounted for as a reverse merger with Coastal being deemed the acquiring entity for financial accounting purposes. Since the transaction involved the merger of a private company (Coastal) into a public shell company, it was considered to be a capital transaction rather than a purchase business combination for financial accounting purposes. Thus, for financial accounting and reporting purposes, the historical financial statements of the Company prior to the effective date of the Coastal merger have been restated to be those of Coastal.

      As discussed in "Description of Business", we presently hold a 50% economic/voting membership interest in New Albany LLC, which holds working interests in leases covering approximately 138,500 acres in the New Albany Shale area of the Illinois Basin located in Southern Indiana. These properties were initially acquired by New Albany from (i) Aurora in February 2006 and (ii) Source Rock in March 2006. New Albany has acquired a working interest in additional leases since those dates. In addition, by virtue of the June JOA, New Albany has a 17% working interest in an area of mutual interest in Greene County, Indiana.

      During the second quarter, New Albany commenced drilling the first of its initial 10-well pilot program. The operator for this drilling program is Aurora. The initial well to test the New Albany Shale required drilling through the Borden Siltstone. This formation kept sloughing in the open hole and the operator temporarily abandoned the well. Recently, a decision was made to reenter the original wellbore and to complete drilling. The anticipated cost to New Albany of the pilot program is estimated to be $4.6 million.

      In connection with our June JOA, a well was successfully drilled during the second quarter and El Paso. The well is presently on extended flow test awaiting pipeline hookup.

      With respect to the properties acquired from Source Rock, we anticipate that New Albany will commence drilling these properties by December 2006.

      We are actively seeking an operating company with which to enter into a merger or acquisition transaction. We are also exploring various strategic joint ventures. There can be no assurance that we will be able to enter into any such transaction.

      Capital Resources. During 2005, we raised funds by issuances of our debt and equity securities to pay current expenses and funds for our proposed operations. See "Description of Business" and Notes 3 and 4 of Notes to Audited Financial Statements of Baseline Oil and Gas Corp., contained in "Financial Statements".

      In February 2006, we completed the sale of 8,181,818 shares of our Common Stock at a price of $1.10 per share in privately-negotiated transactions with accredited investors, raising $9.0 million in gross proceeds. We also entered into a registration rights agreement with the purchasers whereby we agreed to use our best efforts to file a registration statement covering re-sales of the shares acquired in that offering within 60 days of its closing and to have the registration statement declared effective within 120 days of closing. C. K. Cooper & Company and Gilford Securities, Incorporated acted as placement agents for the private sale. We paid aggregate placement agent commissions of $675,000 (7.5% of the gross proceeds of the February Private Placement), and issued three-year warrants to the placement agents to purchase up to a total of 259,090 shares of Common Stock at an exercise price of $1.32 per share. Because this registration statement was not filed on or before April 2, 2006 (the 60th day following the closing of the February private placement) and because it has not been declared effective by June 2, 2006 (the 120th day following the closing of the February private placement), the Company is required to issue as of April 3, 2006 to the holders of such Common Stock either (i) additional shares having a market value equal to $90,000 (1% of the $9 million raised) or (ii) $90,000 cash, and either (x) additional shares with a $90,000 market value or (y) $90,000 cash, as of each thirtieth day thereafter until such registration statement is declared effective. The Company has the right to elect to pay the registration penalty in cash or in shares of additional Common Stock for each 30-day period after June 2, 2006, until the Company's registration statement has been declared effective.

      The $8,185,000 in net proceeds raised by the Company in the February placement was applied, or will be applied, as follows:

o $3,500,000 was applied to pay our share of the costs to fund New Albany's purchase price obligations under the Aurora Agreement;

o $367,500 was applied to pay our share of the costs to fund New Albany's purchase price for the Source Rock purchase described in "Description of Business"; and

o     $4,317,500 will be applied for our working capital purposes.

      At March 31, 2006, we had working capital of $3,048,560. While we believe that we will have sufficient capital to satisfy our cash requirements over the next twelve months, we cannot predict what our cash requirements will be if we enter into a merger or acquisition transaction. In the event we enter into such a transaction, we may require additional financing.

                             DESCRIPTION OF PROPERTY

      Our corporate office is located at 20022 Creek Farm, San Antonio, Texas 78259.

      As of December 31, 2005, we had only an indirect contractual right (pursuant to our interest in New Albany) for New Albany to acquire interests in oil and gas leases and other rights from Aurora Energy Ltd., in the New Albany Shale area in Indiana. Therefore, we did not own any interests in any oil and gas properties at that time. As of February 1, 2006, the date New Albany acquired the oil and gas leases and other properties from Aurora, New Albany owned interests in 80,000 gross undeveloped acres. We own 50% of the membership interests in New Albany.

              CERTAIN RELATIONSHIPS AND RELATED STOCKHOLDER MATTERS

      During 2005, we granted stock options to certain of our affiliates as described below under "Executive Compensation - Option Grants in Last Fiscal Year".

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      Our Common Stock is quoted on the OTC Bulletin Board under the trading symbol "BOGA". Prior to January 17, 2006, our name was College Oak Investments, Inc. and our symbol was "COKV". The prices set forth below reflect the quarterly high and low sale information for shares of our Common Stock during the period since the Common Stock began trading. These quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions. There were no trades of our securities on the OTC Bulletin Board prior to March 3, 2005.

2006 Quarter Ended                High Price                           Low Price
------------------                ----------                           ---------
9/30/06                            $1.19                                $0.67
6/30/06                            $3.25                                $1.10
3/31/06                            $3.25                                $0.85

2005 Quarter Ended                High Price                           Low Price
------------------                ----------                           ---------
12/31/2005                         $1.40                                $0.60
9/30/2005                           0.90                                0.60
6/30/2005                           1.01                                0.20
3/31/2005                           0.90                                0.10

      As of September 30, 2006, there were approximately 125 holders of record of our Common Stock.

      Our Common Stock is covered by an SEC rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, which are generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our Common Stock to sell their shares in the secondary market. It may also cause fewer broker-dealers to be willing to make a market in our Common Stock, and it may affect the level of news coverage we receive.

      We have not declared or paid any cash dividends on our Common Stock since our inception, and our Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Any future payment of dividends will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by our Board of Directors. Pursuant to the convertible notes we issued in November 2005, as long as there is outstanding indebtedness thereunder, we may not declare or pay a cash dividend on our Common Stock without the consent of the agent to such holders of the notes.

      No equity securities of the Company were purchased by the Company or any "affiliated purchaser" of the Company during 2005.

      We have outstanding as of September 30, 2006, stock options to purchase 13,675,000 shares of Common Stock, warrants to purchase 734,090 shares of Common Stock and notes convertible into 7,282,500 shares of Common Stock.

                             EXECUTIVE COMPENSATION

      Prior to December 2005, the Company had not paid salaries to any individual. Commencing December 2005, the Company agreed to pay Richard M. Cohen a monthly salary of $7,500. During 2005, the Company granted stock options to the following officers/directors as follows: Alan Gaines - options for 6,000,000 shares; Barrie Damson - options for 6,000,000 shares; Carey Birmingham - options for 100,000 shares; Richard Cohen - options for 175,000 shares; Steven Barrenechea (a former director of the Company) - options for 250,000 shares.

Incentive Plans

      During 2004, we did not grant any options to purchase shares of our Common Stock. Pursuant to approval by our Board of Directors, but not our shareholders, we granted contractual stock options during 2005 as described below.

      On April 1, 2005, Coastal granted a stock option to a non-employee to purchase up to 500,000 shares of Coastal common stock at $0.30 per share. This option is exercisable until March 31, 2010 and became exercisable on October 1, 2005. The fair value of this option was $150,000 and it has been fully expensed as share-based compensation. As of the effective date of the Merger, this option became an option to purchase 500,000 shares of our Common Stock, exercisable until March 31, 2010 at the price of $0.30 per share.

      On April 29, 2005, we granted stock options to seven persons to purchase an aggregate of 12,950,000 shares of our Common Stock. These options are exercisable at any time at $0.05 per share and will expire on April 28, 2010. These options were granted as an inducement to retain management and for services rendered to the Company. Among the options described in this paragraph, the fair value of the options granted to the five individuals who were our employees (or expected at the time of grant to become our employees or directors) was $10,080,000, and this amount has been expensed as share-based compensation. The fair value of the options granted to the two individuals who were not our employees was $297,500 and this amount has been expensed as share-based compensation.

      On December 27, 2005, we granted to Richard Cohen, our CFO, options to purchase 175,000 shares of Common Stock, exercisable immediately and until the fifth anniversary of the date of grant at the price of $0.94 per share.

      As of December 20, 2005, we issued stock options to the certain designees of Rex Energy to purchase an aggregate of 50,000 shares of Common Stock at the exercise price of $1.00 per share. These options expire on December 20, 2008.

                    Option Grants In Last Fiscal Year (2005)

                                                   Number of         % of
                                                  Securities     Total Options
                                                  Underlying      Granted to
                                                    Options      Employees in     Exercise        Expiration
                                         Year     Granted(1)      Fiscal Year      Price             Date
                                         ----     ----------      -----------      -----             ----
Alan Gaines .........................     2005    6,000,000         47.9%           $.05             4/28/10
Carey Birmingham.....................     2005      100,000           .8%           $.05             4/28/10
Richard Cohen  ......................     2005      175,000          1.4%           $.94            12/26/10
Richard d'Abo .......................     2005      250,000          2.0%           $.05             4/28/10
Barrie Damson .......................     2005    6,000,000         47.9%           $.05             4/28/10

--------------------------------------------------------------------------------

(1) All of the shares of Common Stock underlying such options were fully vested and exercisable in full at the time of grant.

                 Aggregated Option Exercises in Last Fiscal Year
                        and Fiscal Year-End Option Values

      During 2005, none of our officers or directors exercised any options to purchase shares of Common Stock. The following table sets forth, for each of our officers and directors, the number and value of vested and unvested options held as of December 31, 2005 and the value of any in-the-money stock options, vested and unvested, as of such date.

                        Option Value at December 31, 2005

                                           Number of Securities
                                          Underlying Unexercised                 Value of Unexercised In-The-Money
                                       Options at December 31, 2005                Options at December 31, 2005
                                      -------------------------------              ------------------------------
                                      Exercisable       Unexercisable              Exercisable      Unexercisable
                                      -----------       -------------              -----------      -------------
Barrie Damson ...................     6,000,000                 --                 $5,700,000              -0-
Carey Birmingham ................       100,000                 --                 $   95,000              -0-
Richard Cohen  ..................       175,000                 --                 $   10,500              -0-
Richard d'Abo ...................       250,000                 --                 $  237,500              -0-
Alan Gaines .....................     6,000,000                 --                 $5,700,000              -0-

      The last sale price of the Common Stock was $1.00 on December 30, 2005.

      Employment Agreements.

      Presently, the Company does not have employment agreements with any of its existing officers.

      Equity Compensation Arrangements.

      The following table provides information as of December 31, 2005 about our equity compensation arrangements.

                                                                                             (c)
                                                                                             Number of securities
                                                                                             remaining available for
                                    (a)                           (b)                        future issuance under
                                    Number of securities to       Weighted-average           equity compensation
                                    be issued upon exercise       exercise price of          plans (excluding
                                    of outstanding options,       outstanding options,       securities reflected in
Plan Category                       warrants and rights           warrants and rights        column (a))
--------------------------------    --------------------------    ----------------------     -------------------------
Equity compensation  plans
approved by security holders                   -0-                        -0-                         -0-
--------------------------------    --------------------------    ----------------------     -------------------------
Equity compensation plans not              14,150,000                    $.09                         -0-
approved by security holders (1)
--------------------------------    --------------------------    ----------------------     -------------------------
Total (1)                                  14,150,000                    $.07                         -0-
================================    ==========================    ======================     =========================

(1) Include warrants to our placement agent and individual stock option grants. See "Incentive Compensation" discussed above.

Director Compensation

      Directors of the Company are not compensated in cash for their services but are reimbursed for out-of-pocket expenses incurred in furtherance of our business.

                              FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

                                                                           Pages
                                                                           -----

I. Baseline Oil & Gas Corp. Unaudited Financial Statement as of June 30, 2006 and Notes

      A.    Balance Sheets ................................................  F-1

      B.    Statements of Expenses ........................................  F-2

      C.    Statements of Cash Flows ......................................  F-3

      D.    Notes to Financial Statements .................................  F-4

II.   Baseline Oil & Gas Corp. Audited Financial Statements and Notes

      A.    Report of Independent Registered Public Accounting Firm .......  F-7

      B.    Balance Sheets ................................................  F-8

      C.    Statements of Expenses ........................................  F-9

      D.    Statements of Cash Flows ...................................... F-10

      E.    Statements of Changes in Stockholders' Equity/(Deficit) ....... F-11

      F.    Notes to Financial Statements ................................. F-12

                                     PART I
                              FINANCIAL INFORMATION

Item 1. Financial Statements.

                            BASELINE OIL & GAS CORP.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                                   (Unaudited)

                                                                   June 30,           December 31,
                                                                     2006                 2005
                                                                 ------------         ------------
ASSETS
  Cash                                                           $  2,918,018         $    206,489
  Prepaid and other current assets                                     37,500                   --
                                                                 ------------         ------------
     Total current assets                                           2,955,518              206,489

     Deferred debt issuance costs, net of amortization of
     $59,298 and $0, respectively                                     207,543              326,139
     Property acquisition-deposit                                          --            1,750,000
     Unproven leasehold acquisition costs                           6,414,723                   --
                                                                 ------------         ------------
     Total assets                                                $  9,577,784         $  2,282,628
                                                                 ============         ============

LIABILITIES & STOCKHOLDERS'
  EQUITY

  Accounts payable                                               $     71,240         $     98,726
  Accrued liabilities                                                 444,063               56,492
  Derivative liability                                                171,994                   --
  Short term debt and current portion long
  term debt, net of discount                                               --              298,384
                                                                 ------------         ------------
     Total current liabilities                                        687,297              453,602

  Long term debt, net of discount                                   1,378,667              809,333
                                                                 ------------         ------------

     Total liabilities                                              2,065,964            1,262,935

  Commitments and contingencies                                            --                   --

STOCKHOLDERS' EQUITY

  Preferred stock, $.001 par value,
    10,000,000 shares authorized,
    none issued and outstanding                                            --                   --

  Common stock, $.001 par value,
    140,000,000 shares authorized,
    30,271,818 and 20,270,000 shares
    issued and outstanding, respectively                               30,272               20,270

  Additional paid-in-capital                                       26,909,615           18,791,179

  Deficit accumulated in the development Stage                    (19,428,067)         (17,791,756)
                                                                 ------------         ------------

     Total stockholders' equity                                     7,511,820            1,019,693
                                                                 ------------         ------------

     Total liabilities & stockholders' equity                    $  9,577,784         $  2,282,628
                                                                 ============         ============

                 See accompanying summary of accounting policies
                       and notes to financial statements.

                            BASELINE OIL & GAS CORP.
                          (A Development Stage Company)
                             STATEMENTS OF EXPENSES
     Three and Six Month Periods Ended June 30, 2006 and 2005 and the Period
              from June 29, 2004 (Inception) through June 30, 2006
                                   (Unaudited)

                                Three Months          Three Months          Six Months            Six Months             Inception
                                   Ended                 Ended                 Ended                 Ended                Through
                               June 30, 2006         June 30, 2005         June 30, 2006         June 30, 2005         June 30, 2006
                               ----------------------------------------------------------------------------------------------------
Selling, general and
administrative expenses        $    839,019          $ 10,784,475          $  1,265,274          $ 16,745,120          $ 18,693,270

Interest income                     (37,513)                   --               (59,543)                   --               (59,543)

Interest expense                    354,418                56,059               764,257                56,257
                                                                                                                          1,128,017
(Gain) loss on
derivative liability               (433,650)                   --              (333,677)                   --              (333,677)
                               ------------          ------------          ------------          ------------          ------------

   Total expenses                   722,274            10,840,534             1,636,311            16,801,377            19,428,067
                               ------------          ------------          ------------          ------------          ------------

   Net loss                    $   (722,274)         $(10,840,534)         $ (1,636,311)         $(16,801,377)         $(19,428,067)
                               ============          ============          ============          ============          ============

Basic and diluted net
loss per common share          $      (0.02)         $      (0.57)         $      (0.04)         $      (1.68)
                               ============          ============          ============          ============

Weighted average
common shares outstanding       39,303,227            19,180,615            37,440,583            10,024,608

                 See accompanying summary of accounting policies
                       and notes to financial statements.

                            BASELINE OIL & GAS CORP.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
     Six Month Periods Ended June 30, 2006 and 2005 and the Period from June
                   29, 2004 (Inception) through June 30, 2006
                                   (Unaudited)

                                                                                   Six Months Ended                Inception Through
                                                                         June 30, 2006          June 30, 2005         June 30, 2006
                                                                         ----------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                 $ (1,636,311)          $(16,801,377)          $(19,428,067)
Adjustments to reconcile net loss to
  cash used in operating activities:
  Share based compensation                                                         --             16,462,694             16,499,670
  Amortization of debt discount                                               118,596                 47,792                943,068
  Amortization of debt issuance costs                                         637,243                     --                148,245
  Unrealized (gain) loss on derivative liability                             (333,677)                    --               (333,677)

Changes in:
  Prepaid assets and other assets                                             (37,500)                    --                (37,500)
  Accounts payable and accrued  liabilities                                   360,288                 42,759                515,153
                                                                         ------------           ------------           ------------

NET CASH USED IN OPERATING ACTIVITIES                                        (891,361)              (248,132)            (1,693,108)
                                                                         ------------           ------------           ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Property acquisition costs                                               (4,664,723)                  (749)            (6,414,723)
                                                                         ------------           ------------           ------------

NET CASH FLOWS USED IN INVESTING ACTIVITIES                                (4,664,723)                  (749)            (6,414,723)
                                                                         ------------           ------------           ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on note payable                                                    (16,496)                    --                     --
  Proceeds from note payable                                                       --                     --                     --
  Proceeds from common stock sales, net                                     8,284,109                 16,764              8,650,849
  Proceeds from convertible notes                                                  --                350,000              2,375,000
                                                                         ------------           ------------           ------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                   8,267,613                366,764             11,025,849
                                                                         ------------           ------------           ------------

NET CHANGE IN CASH                                                          2,711,529                117,883              2,918,018
  Cash balance, beginning of period                                           206,489                     --                     --
                                                                         ------------           ------------           ------------
  Cash balance, end of period                                            $  2,918,018           $    117,883           $  2,918,018
                                                                         ============           ============           ============

SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest                                                 $         --           $         --           $         --
  Cash paid for income taxes                                             $         --           $         --           $         --

NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Warrants issued in connection with issuance of stock                   $    505,671           $         --           $    505,671
  Stock issued on conversion of debt                                     $    350,000                     --           $    350,000

                 See accompanying summary of accounting policies
                       and notes to financial statements.

                            BASELINE OIL & GAS CORP.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and organization

Baseline Oil & Gas Corp. is an independent exploration and production company, with operations presently focused in the Illinois Basin New Albany Shale play.

Basis of Presentation

The accompanying unaudited interim financial statements of Baseline have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with Baseline's audited 2005 annual financial statements and notes thereto. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements, which would substantially duplicate the disclosure required in Baseline's 2005 annual financial statements have been omitted.

Use of estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - ISSUANCE OF COMMON STOCK

On March 28, 2005, Baseline issued 17,006,000 shares as follows:

      o 100,000 shares of common stock for services valued at $35,000 and is included in share based compensation; and

      o 16,906,000 shares of common stock valued at $5,917,100 for cash proceeds of $16,906. The $5,900,194 of value in excess of the cash proceeds received has been charged to expense as share based compensation;

The services were provided by the founders in connection with non-specific research into oil and gas business opportunities. The value of the shares issued was determined by reference to the closing price of Baseline's stock on the date of issuance.

On January 16, 2006, Baseline entered into a definitive Purchase Agreement ("Purchase Agreement") to purchase certain assets from Rex Energy Operating Corp. ("Rex Energy") and its affiliates (collectively the "Rex Parties"), and, the 50% membership in the New Albany -Indiana, LLC ("New Albany") that we do not already own. Concurrently with the execution of the Purchase Agreement, we entered into a Stock Agreement with certain individuals designated by Rex Energy, pursuant to which we issued a total of 12,069,250 shares of our Common Stock valued at $1,206,925 or $0.10 per share. The issuance of such shares is subject to our right of first refusal to repurchase all such shares at a price $
1.00 below any bona fide purchase offer for such shares made by a third party. We have accounted for the aforementioned shares as a stock subscription receivable.

On June 8th, 2006, Baseline entered into a Mutual Termination Agreement ("Termination Agreement") and Mutual Release Agreement ("Release Agreement") with the Rex Parties pursuant to which we and the Rex Parties mutually terminated (i) that certain purchase agreement between us dated January 16, 2006 and (ii) that certain stock agreement dated January 16, 2006 (as amended on March 10, 2006).

Pursuant to the termination agreement, the Rex Parties surrendered for cancellation of the aforementioned, 12,069,250 shares of our common stock, previously issued to them pursuant to the Stock Agreement. In connection with the surrender of these shares, the $1,206,925 of stock subscription receivable relating to the shares was eliminated as an adjustment to equity. After giving effect to the cancellation of such shares, we have 30,271,818 shares of common stock outstanding as of the date hereof and options, warrants and convertible promissory notes to purchase up to an additional 19,871,590 shares of our common stock. Pursuant to the Release Agreement, we and the Rex Parties have agreed to release and hold each other harmless from all Claims stemming from Controversies (each as defined in the Release Agreement) arising out of our dealings with one another.

On February 1, 2006 Baseline completed a private placement of $ 9,000,000 by selling an aggregate of 8,181,819 shares of newly-issued Common Stock at $ 1.10 per share. As part of the transaction, Baseline issued warrants to the placement agents ("Placement Warrants") to purchase an aggregate of 204,546 shares of Common Stock at an exercise price of $1.32 per share. These warrants have a three year term. The Company agreed to register the resale of the shares of common stock issuable upon exercise of the Placement Warrants. If the Company fails to timely register or if the registration does not become effective within a certain time frame, the Company will be subject to certain financial penalties. Based on the guidance in SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock", Baseline concluded the Placement Warrants qualified for derivative accounting. Baseline determined the Placement Warrants had the attributes of a liability and therefore recorded the fair value of the Placement Warrants on day one as a current liability and a reduction of additional paid in capital as a cost of equity issuance. Baseline is required to record the unrealized changes in fair value in subsequent periods of the Placement Warrants as an adjustment to the current liability with unrealized changes in the fair value of the derivative reflected in the statement of expenses as "(Gain)/loss on derivative liability." The fair value of the Placement Warrants was $505,671 at February 1, 2006. The fair value of the Placement Warrants was determined utilizing the Black-Scholes stock option valuation model. The significant assumptions used in the valuation were: the exercise price as noted above; the market value of Baseline's common stock on February 1, 2006, $2.50; expected volatility of 268%; risk free interest rate of approximately 4.54%; and a term of three years. The fair value of the Placement Warrants was $605,644 at March 31, 2006. The fair value of the Placement Warrants was determined utilizing the Black-Scholes stock option valuation model. The significant assumptions used in the valuation were: the exercise price as noted above; the market value of Baseline's common stock on March 31, 2006, $3.02; expected volatility of 248%; risk free interest rate of approximately 4.83%; and a term of two years and ten months. The resulting unrealized change in fair value of $99,973 from February 1, 2006 was recorded in the statement of expenses as a loss on derivative liability. The fair value of the Placement Warrants was $171,994 at June 30, 2006. The fair value of the Placement Warrants was determined utilizing the Black-Scholes stock option valuation model. The significant assumptions used in the valuation were: the exercise price as noted above; the market value of Baseline's common stock on June 30, 2006, $1.20; expected volatility of 127%; risk free interest rate of approximately 5.13%; and a term of two years and seven months. The resulting unrealized change in fair value of $605,644 from March 31, 2006 was recorded in the statement of expenses as a gain on derivative liability.

On April 6, 2006, holders of Baseline's convertible promissory notes issued in April of 2005, In the aggregate principal amount of $350,000, converted all of such notes into 1,820,000 shares of Baseline's common stock.

NOTE 3 - INVESTMENT IN JOINT VENTURE

On November 25, 2005, Baseline entered into a joint venture with Rex Energy, a privately held company, for the purpose of acquiring a working interest in certain leasehold interests located in the Illinois Basin, Indiana. The joint venture will be conducted through New Albany, a Delaware limited liability company. Pursuant to a Limited Liability Company Agreement, Baseline has a 50% economic/voting interest in New Albany and Rex Energy and its affiliates has a 50% economic/voting interest in New Albany. Rex Energy Wabash, LLC, an affiliate of Rex, is the Managing Member of New Albany and manages the day to day operations of New Albany.

On November 15, 2005, New Albany entered into a Purchase and Sale Agreement with Aurora Energy Ltd ("Aurora"), pursuant to which New Albany has agreed to purchase from Aurora an undivided 48.75% working interest (40.7% net revenue interest) in (i) certain oil, gas and mineral leases covering acreage in several counties in Indiana and (ii) all of Aurora's rights under a certain Farmout and Participation Agreement with a third party ("Farmout Agreement"). In addition, at the closing of the transaction, New Albany was granted an option from Aurora, exercisable by New Albany for a period of eighteen (18) months thereafter, to acquire a fifty percent (50%) working interest in any and all acreage leased or acquired by Aurora or its affiliates within certain other counties located in Indiana, at a fixed price per acre.

On February 1, 2006, New Albany completed its acquisition of certain oil and gas leases and other rights from Aurora pursuant to the November 15, 2005 Purchase and Sale Agreement mentioned above.The total purchase price under the Aurora Purchase Agreement and the grant of the Aurora Option was $ 10,500,000 of which Baseline paid $5,250,000.

On February 28, 2006, New Albany acquired a 45% working interest (37.125% net revenue interest) in certain oil, gas and mineral leases covering approximately 21,000 acres of prospective New Albany Shale acreage in Knox and Sullivan Counties, Indiana. New Albany acquired its 45% working interest from Source Rock Resources, Inc., for a total consideration of $ 735,000 (of which Baseline paid half).

NOTE 4 REGISTRATION STATEMENT-PENALTY INTEREST SHARES

As part of its Common Stock Offering in February 2006 (see Note 2) the Company was subject to a Registration Rights Agreement requiring it to file a registration statement under the Securities Act by April 2, 2006. The company did not file by April 2, but did so on June 13, 2006. As a result the company has incurred a $270,000 penalty for the second quarter ($90,000 for each month) payable at its option in either cash or shares of stock. To date the company's registration statement has not been declared effective, as such a $90,000 penalty was incurred for the month of July and a pro-rata penalty has been incurred so far for the month of August to date.

NOTE 5 - SUBSEQUENT EVENTS

On July 21, 2006 Baseline transferred $88,714 to New Albany to fund its share of the purchase working interests in acreage controlled by Source Rock Resources, Inc.

On July 31, 2006 Baseline transferred $200 ,938 to New Albany to fund its share of the purchase price for acreage in the Aurora AMI.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Baseline Oil & Gas Corp.
(A Development Stage Company)
San Antonio, Texas

We have audited the accompanying balance sheets of Baseline Oil & Gas Corp. ("Baseline") (formerly College Oak Investments, Inc.) (a development stage company) as of December 31, 2005 and 2004 and the related statements of expenses, stockholders' equity/(deficit), and cash flows for the year ended December 31, 2005 and the periods from June 29, 2004 (inception) to December 31, 2004 and 2005. These financial statements are the responsibility of Baseline's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baseline as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

/s/ Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

March 10, 2006

                            BASELINE OIL & GAS CORP.
                    (Formerly COLLEGE OAK INVESTMENTS, INC.)
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                                                  December 31,                 December 31,
                                                                      2005                         2004
                                                                  ------------                 ------------
ASSETS
  Cash                                                            $    206,489                 $        --
                                                                  ------------                 -----------
     Total current assets                                              206,489                          --

     Deferred debt issuance costs, net of amortization of
     $29,649 and $0, respectively                                      326,139                          --

     Property acquisition-deposit                                    1,750,000                          --
                                                                  ------------                 -----------
     Total assets                                                 $  2,282,628                 $        --
                                                                  ============                 ===========

LIABILITIES & STOCKHOLDERS'
  EQUITY/(DEFICIT)

  Accounts payable                                                $     98,726                 $    76,463
  Accrued liabilities                                                   56,492                          --
  Short term debt and current long term
    debt, net of discount                                              298,384                          --
                                                                  ------------                 -----------
     Total current liabilities                                         453,602                      76,463

  Long term debt, net of discount                                      809,333                      15,844
                                                                  ------------                 -----------

     Total liabilities                                               1,262,935                      92,307

  Commitments and contingencies                                             --                          --

STOCKHOLDERS' DEFICIT

  Preferred stock, $.001 par value,
    10,000,000 shares authorized,
    none issued and outstanding                                             --                          --

  Common stock, $.001 par value,
    140,000,000 shares authorized,
    20,270,000 and 200,000 shares issued
    and outstanding, respectively                                       20,270                         200

  Additional paid-in-capital                                        18,791,179                        (200)

  Deficit accumulated in the development Stage                     (17,791,756)                    (92,307)
                                                                  ------------                 -----------

     Total stockholders'equity/(deficit)                             1,019,693                     (92,307)
                                                                  ------------                 -----------

     Total liabilities & stockholders' equity /(deficit)          $  2,282,628                 $        --
                                                                  ============                 ===========

                 See accompanying summary of accounting policies
                       and notes to financial statements.

                            BASELINE OIL & GAS CORP.
                    (Formerly COLLEGE OAK INVESTMENTS, INC.)
                          (A Development Stage Company)
                             STATEMENTS OF EXPENSES
     Year Ended December 31, 2005 and Periods from June 29, 2004 (Inception)
                       Through December 31, 2005 and 2004

                                                                 June 29, 2004          June 29, 2004
                                                              (Inception) Through    (Inception) Through
                                              Year Ended
                                          December 31, 2005    December 31, 2004      December 31, 2005
                                          --------------------------------------------------------------

Selling, general and
  administrative expenses                 $    835,258        $      89,809         $       925,067

Share based compensation                    16,499,670                   --              16,499,670

Interest expense                               362,916                  844                 363,760
Other expense                                    1,605                1,654                   3,259
                                          ------------        -------------         ---------------

    Total expenses                          17,699,449               92,307              17,791,756
                                          ------------        -------------         ---------------

    Net loss                              $(17,699,449)       $     (92,307)        $   (17,791,756)
                                          ============        =============         ===============

Basic and diluted net loss
  per common share                        $      (1.20)       $      (0.46)
                                          ============        =============

Weighted average common
  shares outstanding                        14,777,299              200,000

                 See accompanying summary of accounting policies
                       and notes to financial statements.

                            BASELINE OIL & GAS CORP.
                    (Formerly COLLEGE OAK INVESTMENTS, INC.)
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
   Year Ended December 31, 2005 and the Periods from June 29, 2004 (Inception)
                       Through December 31, 2005 and 2004


                                                                               June 29, 2004        June 29, 2004
                                                           Year Ended       (Inception) Through  (Inception) Through
                                                       December 31, 2005     December 31, 2004    December 31, 2005
                                                      --------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                              $ (17,699,449)        $    (92,307)        $ (17,791,756)
Adjustments to reconcile net loss to
 cash used in operating activities:
 Share based compensation                                16,499,670                   --            16,499,670
 Amortization of debt discount                              305,825                   --               305,825
 Amortization of debt issuance costs                         29,649                   --                29,649

Changes in:
 Accounts payable and accrued liabilities                    79,204               77,307               156,511
                                                      -------------         ------------         -------------

NET CASH USED IN OPERATING ACTIVITIES                      (785,101)             (15,000)             (800,101)
                                                      -------------         ------------         -------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Property acquisition-deposit                            (1,750,000)                  --            (1,750,000)
                                                      -------------         ------------         -------------

NET CASH FLOWS USED IN INVESTING ACTIVITIES              (1,750,000)                  --            (1,750,000)
                                                      -------------         ------------         -------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from note payable                                      --               15,000                15,000
 Proceeds from sale of common stock                          16,590                   --                16,590
 Proceeds from convertible notes                          2,725,000                   --             2,725,000
                                                      -------------         ------------         -------------

NET CASH PROVIDED BY FINANCING
  ACTIVITIES                                              2,741,590               15,000             2,756,590
                                                      -------------         ------------         -------------

NET CHANGE IN CASH                                          206,489                   --               206,489
  Cash balance, beginning of period                              --                   --                     -
                                                      -------------         ------------         -------------
  Cash balance, end of period                         $     206,489         $         --         $     206,489
                                                      =============         ============         =============

SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest                              $          --         $         --         $          --
  Cash paid for income taxes                          $          --         $         --         $          --

                 See accompanying summary of accounting policies
                       and notes to financial statements.

                            BASELINE OIL & GAS CORP.
                    (Formerly COLLEGE OAK INVESTMENTS, INC.)
                          (A Development Stage Company)
            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/ (DEFICIT)
   Year Ended December 31, 2005 and the Period from June 29, 2004 (Inception)
                           Through December 31, 2004

                                                                                           Deficit Accumulated
                                                 Common                      Paid In       During Development
                                        Shares             Stock             Capital              Stage               Totals
                                        ------             -----             -------              -----               ------
Balances at June 29, 2004                     --       $         --       $         --        $         --        $         --

Shares issued to founders at
inception for $0.00 per share            200,000                200               (200)                 --                  --

Net loss                                                                                           (92,307)            (92,307)
                                    ------------       ------------       ------------        ------------        ------------
Balances at December 31, 2004            200,000                200               (200)            (92,307)            (92,307)

Proceeds from issuance of
common stock                          17,006,000             17,006                 --                  --              17,006

Debt discount related to
shares issued with
convertible notes                        950,000                950                 --                  --                 950

Shares issued in
connection with merger                 2,114,000              2,114             (3,480)                 --              (1,366)

Stock based compensation                      --                 --         16,499,670                  --          16,499,670

Debt discount                                 --                 --          1,939,401                  --           1,939,401

Debt issuance costs                           --                 --            355,788                  --             355,788

Net loss                                      --                 --                 --         (17,699,449)        (17,699,449)
                                    ------------       ------------       ------------        ------------        ------------
Balances at December 31, 2005         20,270,000       $     20,270       $ 18,791,179        $(17,791,756)       $  1,019,693
                                    ============       ============       ============        ============        ============

                 See accompanying summary of accounting policies
                       and notes to financial statements.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and organization

Baseline Oil & Gas Corp. (formerly known as College Oak Investments, Inc., "Baseline") is an independent exploration and production company, with operations presently focused in the Illinois Basin New Albany Shale play. Pursuant to a definitive purchase agreement and subject to the satisfaction of certain terms and conditions, Baseline anticipates acquiring significant oil and natural gas assets from Rex Energy Operating Corp. and its affiliates. Such assets consist of operated and non-operated working interests in leases located in Illinois, Indiana, Pennsylvania, West Virginia, New York, Texas and New Mexico, and approximately 1,400 gross producing oil and natural gas wells.

Use of estimates

The preparation of these financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash in banks and certificates of deposit which mature within three months of the date of purchase.

Properties and Equipment

The Company uses the successful efforts method of accounting for oil and gas producing activities. Under this method, acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs, are expensed. Development costs, including the costs to drill and equip development wells, and successful exploratory drilling costs to locate proved reserves are capitalized.

Exploratory drilling costs are capitalized when incurred pending the determination of whether a well has found proved reserves. A determination of whether a well has found proved reserves is made shortly after drilling is completed. The determination is based on a process that relies on interpretations of available geologic, geophysic, and engineering data. If a well is determined to be successful, the capitalized drilling costs will be reclassified as part of the cost of the well. If a well is determined to be unsuccessful, the capitalized drilling costs will be charged to expense in the period the determination is made. If an exploratory well requires a major capital expenditure before production can begin, the cost of drilling the exploratory well will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made and ii) drilling of the additional exploratory wells is under way or firmly planned for the near future. If drilling in the area is not under way or firmly planned, or if the well has not found a commercially producible quantity of reserves, the exploratory well is assumed to be impaired, and its costs are charged to expense.

In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well is not carried as an asset for more than one year following completion of drilling. If, after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired, and its costs are charged to expense. Its costs can, however, continue to be capitalized if a sufficient quantity of reserves are discovered in the well to justify its completion as a producing well and sufficient progress is made in assessing the reserves and the well's economic and operating feasibility.

The impairment of unamortized capital costs is measured at a lease level and is reduced to fair value if it is determined that the sum of expected future net cash flows is less than the net book value. The Company determines if impairment has occurred through either adverse changes or as a result of the annual review of all fields.

Development costs of proved oil and gas properties, including estimated dismantlement, restoration and abandonment costs and acquisition costs, are depreciated and depleted on a field basis by the units-of-production method using proved developed and proved reserves, respectively. The costs of unproved oil and gas properties are generally combined and impaired over a period that is based on the average holding period for such properties and the Company's experience of successful drilling.

Investments in Oil and Gas Joint Ventures

The Company accounts for its investments in oil and gas joint ventures pursuant to the provisions of AICPA Accounting Interpretation No. 2 to APB No. 18. As such, the Company includes in its financial statements its pro rata share of the assets, liabilities, revenues, and expenses of the venture.

Loss per share

Basic and diluted net loss per share calculations are presented in accordance with Financial Accounting Standards Statement No.128, and are calculated on the basis of the weighted average number of common shares outstanding during the year. They include the dilutive effect of common stock equivalents in years with net income. Basic and diluted loss per share is the same due to the absence of dilutive common stock equivalents.

Stock compensation

Baseline adopted the disclosure requirements of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation FAS No. 123 and FAS No. 148 with respect to pro forma disclosure of compensation expense for options issued. For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model.

Baseline accounts for its employee stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Baseline granted 13,675,000 options to purchase common stock to employees during the fiscal year ended December 31, 2005. All options are currently vested, have a weighted average exercise price of $0.07 per share and expire 5 years from the date of grant. Baseline recorded compensation expense of $10,080,000 under the intrinsic value method during the fiscal year ended December 31, 2005.

The following table illustrates the effect on net loss and net loss per share if Baseline had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

-------------------------------------------------------------------------------
                                                                Twelve Months
                                                                    Ended
                                                              December 31, 2005
-------------------------------------------------------------------------------
Net loss as reported                                            $(17,699,449)

Add: stock based compensation determined under
intrinsic value based method                                      10,080,000

Less: stock based compensation determined under
fair value based method                                          (10,874,173)

Pro forma net loss                                              $(18,493,622)
                                                                ============
Basic and diluted net loss per common share:

As reported                                                     $      (1.20)
                                                                ============
Pro forma                                                       $      (1.25)
                                                                ============
-------------------------------------------------------------------------------

The weighted average fair value of the stock options granted during 2005 was $0.77. Variables used in the Black-Scholes option-pricing model include (1) a range of 3.9% - 4.41% for the risk-free interest rate, (2) expected option life is the actual remaining life of the options as of each period end, (3) expected volatility was 274% - 672%%, and (4) zero expected dividends.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R) supersedes APB 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized at the date of grant in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) is effective at the beginning of the first interim or annual period beginning after December 15, 2005. The Company is currently analyzing impacts of the requirement of the adoption of SFAS No 123 (R).

NOTE 2 - COASTAL MERGER TRANSACTION

On April 6, 2005 (the effective date), Baseline acquired Coastal Energy Services, Inc. ("Coastal") in exchange for 17,206,000 shares of Baseline common stock. Coastal was merged with and into Baseline with Baseline continuing as the surviving entity.

The share issuance resulted in the Coastal shareholders controlling approximately 89% of Baseline's issued and outstanding shares of common stock. Consequently, the transaction has been accounted for as a reverse merger with Coastal being deemed the accounting acquirer. Since the transaction involved the merger of a private company (Coastal) into a public shell company (Baseline), it is considered to be a capital transaction rather than a purchase business combination. As accounting acquirer, Coastal issued one share of its common stock for each share of Baseline's common stock issued and outstanding as of the effective date resulting in a total of 2,114,000 shares of Coastal shares being issued. As of the effective date, Baseline had a net deficit of $1,366. For financial accounting and reporting purposes, the historical financial statements of Baseline prior to the effective date have been restated to be those of Coastal.

NOTE 3 - CONVERTIBLE NOTES

Upon the effective date of the Coastal merger, Baseline assumed the obligations with respect to $350,000 of convertible promissory notes. The notes, issued in April 2005, are convertible at any time into shares of Baseline's common stock at a rate of $0.25 per share, accrue interest at the rate of 10% per annum and mature in April 2006 (twelve months from the date of issuance). Upon conversion, each holder of these convertible promissory notes is entitled to receive an additional number of shares equal to 20% of the face amount of the convertible promissory notes. The impact of these additional shares results an effective conversion rate of $0.21 per share. Based on the effective conversion rate of $0.21 per share, Baseline has recognized a beneficial conversion feature on the notes of $231,401 which was recorded as a debt discount. The discount is being amortized over the life of the notes. As of December 31, 2005, $163,492 of the discount had been amortized.

During November of 2005, Baseline sold $2,375,000 in aggregate of its units. Each Unit consisted of (i) a $50,000 principal amount in an 18 month 10% convertible promissory note, and (ii) such number of shares of common stock equal to the quotient of (1) the aggregate principal amount of each Note purchased, multiplied by 20% and (2) $0.50. The notes are convertible at any time at a conversion price of $0.50 per share. Interest is payable in cash or shares (at the conversion price) at the option of the holder. Purchasers of the Units received in the aggregate 950,000 Shares and, upon conversion of the Notes, will receive an additional 5,462,500 Shares (assuming that the holders elect to receive shares of common stock in lieu of cash interest through maturity). Baseline recorded a debt discount in connection with the initial issuance 950,000 shares of $680,500 given the stock prices of $0.71 and $0.75 on the dates of issuance. Based on the effective conversion rate of $0.50, Baseline recognized a beneficial conversion feature of $1,027,500 as a debt discount on the additional 4,750,000 shares to be issued upon conversion of the principal amount of the note. The discount is being amortized over the life of the Notes. As of December 31, 2005, $142,333 of the discount had been amortized.

In connection with the note issuance, Baseline granted to Gilford Securities, the placement agent, a five year warrant to purchase 475,000 shares of Common Stock at an exercise of $0.50 per share.

Baseline evaluated the application of Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and Emerging Issues Task Force ("EITF") 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" for the 10% convertible promissory notes and the warrants issued in connection with the note issuance. Based on the guidance of SFAS No. 133 and EITF 00-19, Baseline concluded that these instruments were not required to be accounted for as derivatives.

NOTE 4 - ISSUANCE OF COMMON STOCK

On March 28, 2005, Coastal issued 17,006,000 shares as follows:

      o 100,000 shares of common stock for services valued at $35,000 and is included in share based compensation; and

      o 16,906,000 shares of common stock valued at $5,917,100 for cash proceeds of $16,590. The $5,900,194 of value in excess of the cash proceeds received has been charged to expense as share based compensation;

The services were provided by the founders in connection with non-specific research into oil and gas business opportunities. The value of the shares issued was determined by reference to the closing price of Baseline's stock on the date of issuance.

NOTE 5 - STOCK OPTION GRANTS

On April 1, 2005, Coastal granted a stock option to a non-employee consultant to purchase up to 500,000 shares of common stock at an exercise price of $0.30 per share. The option shall terminate no later than March 31, 2010 and may be exercised in whole or in part, at any time from and after October 1, 2005. The fair value of the option was $150,000 and has been fully expensed as share based compensation. As of the effective date of the merger, the shares available in connection with the option converted into an equal number of Baseline shares.

On April 29, 2005, Baseline granted stock options to seven persons, five of which are company directors and/or officers and two of which are non-employees, to acquire up to 12,950,000 shares of Baseline's common stock. The options are immediately exercisable at $0.05 per share and will expire on April 28, 2010. The options were granted as an inducement to retain management and for services rendered to Baseline. The intrinsic value of the options granted to the employees was $10,080,000 and has been expensed as share based compensation. The fair value of the options granted to the non-employees was $297,500 and has been expensed as share based compensation.

Mr. Alan Gaines ("Gaines") and Mr. Barrie Damson ("Damson"), two of the seven persons mentioned above, have options which are cancelable under certain conditions. Specifically, the agreement with Rex Energy Operating Corp. (see
Note 7) provides that each of Damson and Gaines, who presently each beneficially owns 5,894,250 shares of our outstanding Common Stock and options to acquire an additional 6,000,000 shares of Common Stock, will, upon the earlier to occur of
(i) the Closing Date or, (ii) if the Closing shall not have occurred as a result of the Baseline's breach of a material provision of the Purchase Agreement, June 30, 2006, cancel such number of shares underlying their respective stock options, such that on such date, each of Messrs. Gaines and Damson shall beneficially own no more than 9.99% of the Company's outstanding shares of Common Stock on a fully-diluted basis.

On December 20, 2005, Baseline issued to six Rex Management designees as described in stock options, exercisable for up to an aggregate of 50,000 shares of common stock at an exercise price of $1.00 per share. The options are fully vested, immediately exercisable and will expire on December 20, 2008.

On December 27, 2005, Baseline issued to Mr. Richard Cohen, CFO, a stock option, exercisable for up to 175,000 shares of common stock at an exercise price of $0.94 per share. The option is fully vested, immediately exercisable and will expire on December 26, 2010.

During 2005, Baseline' s Board of Directors granted the following stock options, all of which are immediately exercisable:

The following table summarizes stock option activity:

                                                                        Weighted
                                                                        Average
                                                           Options       Price
                                                         ----------     --------

Outstanding as of January 1, 2004                                --     $     --
Granted during 2004                                              --           --
Cancelled or Expired                                             --           --
Exercised                                                        --           --

Outstanding as of December 31, 2004                              --     $     --

Granted during 2005                                      14,150,000     $   0.09
Cancelled or Expired                                             --           --
Exercised                                                        --           --
                                                         ----------     --------

Outstanding as of December 31, 2005                      14,150,000     $   0.09
                                                         ----------     --------

Options outstanding and exercisable at December 31, 2005:

                                                                   Exercisable
                                  Number     Remaining               Number
      Exercise Price            of Shares      life                 of Shares
      --------------           ----------    ---------             ----------
         $ 0.05                12,950,000    4.2 years             12,950,000
         $ 0.30                   500,000    4.2 years                500,000
         $ 0.50                   475,000    4.7 years                475,000
         $ 0.94                   175,000    4.8 years                175,000
         $ 1.00                    50,000    2.8 years                 50,000
                               ----------                          ----------
                               14,150,000                          14,150,000
                               ----------                          ----------

NOTE 6 - INVESTMENT IN JOINT VENTURE

On November 25, 2005, Baseline entered into a joint venture with Rex Energy Operating Corp. ("Rex Energy"), a privately held company, for the purpose of acquiring a working interest in certain leasehold interests located in the Illinois Basin, Indiana. The joint venture will be conducted through New Albany-Indiana, LLC, ("New Albany") a Delaware limited liability company. Pursuant to a Limited Liability Company Agreement, Baseline has a 50% economic/voting interest in New Albany and Rex Energy and its affiliates has a 50% economic/voting interest in New Albany. Rex Energy Wabash, LLC, an affiliate of Rex, is the Managing Member of New Albany and will manage the day to day operations of New Albany.

On November 15, 2005, New Albany entered into a Purchase and Sale Agreement with Aurora Energy Ltd ("Aurora"), pursuant to which New Albany has agreed to purchase from Aurora an undivided 48.75% working interest (40.7% net revenue interest) in (i) certain oil, gas and mineral leases covering acreage in several counties in Indiana and (ii) all of Aurora's rights under a certain Farmout and Participation Agreement with a third party ("Farmout Agreement"). In addition, at the closing of the transaction, New Albany would be granted an option from Aurora, exercisable by New Albany for a period of eighteen (18) months thereafter, to acquire a fifty percent (50%) working interest in any and all acreage leased or acquired by Aurora or its affiliates within certain other counties located in Indiana, at a fixed price per acre. This transaction closed on February 1, 2006 (see Note 7). Baseline deposited $1,750,000 representing Baseline's 50% share of the deposit made by New Albany in connection with the Aurora Purchase and Sale Agreement.

NOTE 7 - SUBSEQUENT EVENTS

On January 16, 2006, Baseline entered into a Purchase Agreement to purchase the following assets (i) all of the assets of Douglas O&G, Midland, Douglas Westmoreland, Penntex Resources and Rex Wabash, together with 100% of the outstanding capital stock of Rex Energy and Penntex Resources Illinois, Inc. (which hold operated and non-operated working interests in oil and gas leases located in Illinois, Indiana, Pennsylvania, West Virginia, Texas, New Mexico and New York, and approximately 1,387 gross producing oil and natural gas wells);
(ii) the 50% membership interest in New Albany that we do not already own, together with all rights of New Albany in that certain purchase agreement, dated as of November 15, 2005, by and between New Albany and Aurora Energy, Ltd.; and
(iii) all of the assets of Rex Royalties consisting of royalty interests in producing natural gas wells located in Pennsylvania, Virginia and Kentucky.

The closing of the purchase is scheduled to occur on or before May 1, 2006. The purchase price which Baseline has agreed to pay on the Closing Date for the Acquired Assets (other than the New Albany Membership Interest) is $73,169,999 in cash, subject to certain adjustments. The purchase price we have agreed to pay on the Closing Date for the New Albany Membership Interest is such number of newly-issued shares of our common stock, equal to the quotient of (x) Sellers' total capital contributions to New Albany from inception through the Closing Date divided by (y) $1.10.

Concurrently with the execution of the Purchase Agreement, we entered into a Stock Agreement with certain individuals designated by Rex Energy, pursuant to which we issued a total of 12,069,250 shares of our Common Stock. The issuance of such shares is subject to our right of first refusal to repurchase all such shares at a price $1.00 below any bona-fide purchase offer for such shares made by a third party. Similarly, in the event that we do not purchase the Acquired Assets then all shares delivered to such Management Designees shall be immediately subject to a three (3) year "lock-up" period.

On February 1, 2006, Baseline completed a private placement of $9,000,000 by selling an aggregate of 8,181,819 shares of newly-issued Common Stock at $1.10 per share. As part of the transaction, Baseline issued three 3-year warrants to the placement agents to purchase an aggregate of 259,090 shares of Common Stock at an exercise price of $1.32 per share.

From the proceeds, Baseline funded its 50% share of the remaining purchase price on New Albany, put aside funds necessary (approximately $2.25 million) to drill an initial 10 well pilot program, and retained the rest for working capital purposes.

On February 1, 2006, New Albany, a Delaware limited liability company, of which Baseline owns 50% of the membership interests, completed its acquisition of certain oil and gas leases and other rights from Aurora, pursuant to a certain purchase agreement, dated as of November 15, 2005 (see above). The total purchase price under the Aurora Purchase Agreement and the grant of the Aurora Option was $10,500,000 of which $3,500,000 had already been paid and the balance of $7,000,000 was paid to Aurora on February 1, 2006.

On February 28, 2006, New Albany, a Delaware limited liability company of which Baseline owns a 50% membership interest, acquired an undivided 45% working interest (37.125% net revenue interest) in certain oil, gas and mineral leases covering approximately 21,000 acres of prospective New Albany Shale acreage in Knox and Sullivan Counties, Indiana. New Albany acquired its 45% working interest from Source Rock Resources, Inc., for a total consideration of $735,000 (of which Baseline paid half).